Exhibit 99.5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
This management discussion and analysis (“MD&A”) of the financial condition and results of operations of Cresco Labs Inc. (the “Company,” “Cresco Labs,” “we,” or “our”) is dated March 5, 2026 and has been prepared for the years ended December 31, 2025 and 2024. It is supplemental to, and should be read in conjunction with, the Company’s audited Consolidated Financial Statements and accompanying notes as of and for the years ended December 31, 2025 and 2024, and the Company’s Annual Information Form for the year ended December 31, 2025, filed on SEDAR+ and EDGAR. The Company’s financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). Financial information presented in this MD&A is presented in United States (“U.S.”) dollars (“USD” or “$”) unless otherwise indicated. All references to “C$” refer to Canadian dollars.
The Company has provided certain supplemental non-GAAP financial measures in this MD&A. Where the Company has provided such non-GAAP financial measures, we have also provided a reconciliation to the most comparable GAAP financial measure. Please see the information under the heading “Non-GAAP Financial Measures” for additional information on the Company’s use of non-GAAP financial measures.
This MD&A contains certain “forward-looking statements” and certain “forward-looking information” as defined under applicable U.S. securities laws and Canadian securities laws. Please refer to the discussion of forward-looking statements and information set out under the heading “Cautionary Statement Regarding Forward-Looking Information,” located at the beginning of the Company’s Annual Information Form for the year ended December 31, 2025, filed on SEDAR+ and EDGAR. As a result of many factors, the Company’s actual results may differ materially from those anticipated in these forward-looking statements and information. Please refer to the discussion of risks and uncertainties set out under the heading “Risk Factors,” located within the Company’s Annual Information Form for the year ended December 31, 2025, filed on SEDAR+ and EDGAR. Additional information relating to the Company, including the Company’s Annual Information Form for the year ended December 31, 2025, is available on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).
OVERVIEW OF THE COMPANY
Incorporated on July 6, 1990, in the Province of British Columbia, Cresco Labs is licensed to grow, manufacture, and sell cannabis and cannabis-based products in several U.S. states. The Company’s headquarters is located at 600 W. Fulton Street, Suite 800, Chicago, IL 60661, and its registered office is at 666 Burrard Street, Suite 2500, Vancouver, BC V6C 2X8.
Cresco Labs primarily engages in the cultivation of medical-grade cannabis, the production of cannabis-derived medical-grade products, and their distribution to consumers in legalized cannabis markets in the United States, whether for medical or adult-use. The Company strives to provide consumers with high-quality and consistent cannabis-based products, focusing on regulatory adherence while developing condition-specific cannabis strains and non-invasive delivery methods. These non-invasive delivery methods, which are alternatives to smoke inhalation, aim to deliver controlled-dosage medicinal cannabis relief to qualified patients and consumers in legalized cannabis markets in the United States.
As of March 5, 2026, the Company operates a total of seventy-three (73) dispensaries and thirteen (13) cultivation and production facilities across eight (8) states, where cannabis use, medical or both medical and adult-use, has been approved by state and local regulatory bodies. Of the states in which we operate Illinois, Massachusetts, Michigan, New York, and Ohio have adult-use cannabis programs.
The Company operates its dispensaries under the brand, Sunnyside*®1. Our Sunnyside* dispensaries are home for a judgement-free cannabis shopping experience, where all are welcome to explore, discover, and purchase a wide array of high-quality products. The Company’s portfolio of owned cannabis consumer-packaged goods includes Cresco®1, High Supply®2, Mindy’sTM, Good News®2, RemediTM, Wonder Wellness Co.®2, and FloraCal® Farms2. The Company distributes and markets these products both to third-party licensed retail cannabis stores across the U.S. and to the Company’s owned retail stores.

The Company operates its business through its directly and indirectly owned subsidiaries that hold licenses and have entered into managed service agreements in the states in which they operate. For additional information on wholly-owned or effectively controlled subsidiaries and affiliates of Cresco Labs, refer to Note 2 “Summary of Significant Accounting Policies” under the heading “Basis of Consolidation” of the Company’s Consolidated Financial Statements for the years ended December 31, 2025 and 2024.

FEDERAL REGULATORY ENVIRONMENT
Canadian-Securities Administrators Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”) provides specific disclosure expectations for issuers that currently have, or are in the process of developing, cannabis-related activities in the U.S. as permitted within a particular state’s regulatory framework. All issuers with U.S. cannabis-related activities are expected to clearly and prominently disclose certain prescribed information in prospectus filings, and other required disclosure documents. For information on the Company’s access to capital and financing options to support continuing operations, please refer to the “Liquidity and Capital Resources” section further below.
In accordance with Staff Notice 51-352, Cresco Labs will evaluate, monitor and reassess the disclosures contained herein and any related risks, on an ongoing basis and the same will be supplemented, amended and communicated to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws, or regulations regarding marijuana regulation. As a result of the Company’s operations, it is subject to Staff Notice 51-352, and accordingly provides the following disclosure:
Cresco Labs currently directly derives a substantial portion of its revenues from the cannabis industry in certain U.S. states, which industry is illegal under U.S. Federal Law. As of December 31, 2025, the Company is directly involved (through licensed subsidiaries) in both the medical and adult-use cannabis industry in the states of California, Florida, Illinois, Massachusetts, Michigan, New York, Ohio, and Pennsylvania as permitted within such states under applicable state law which have regulated such industries. As of the date of this MD&A, the Company is directly involved (through licensed subsidiaries) in the medical cannabis industry in the state of Kentucky.
The cultivation, sale, and use of cannabis is illegal under federal law pursuant to the U.S. Controlled Substance Act of 1970 (“CSA”). Under the CSA, the policies and regulations of the U.S. Federal Government and its agencies are that cannabis has no medical benefit and a range of activities, including cultivation and the personal use of cannabis, is prohibited. The Supremacy Clause of the U.S. Constitution establishes that the U.S. Constitution and federal laws made pursuant to it are paramount and in case of conflict between federal and state law, the federal law shall apply. Until the U.S. Congress amends the CSA with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a significant risk that federal authorities may enforce current U.S. federal law. If the U.S. Federal Government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Company’s business, results of operations, financial condition, and prospects would be materially adversely affected.

Despite the current state of the federal law and the CSA, Alaska, Arizona, California, Colorado, Connecticut, Delaware, District of Columbia, Illinois, Maine, Maryland, Massachusetts, Michigan, Minnesota, Missouri, Montana, Nevada, New Jersey, New Mexico, New York, Ohio, Oregon, Rhode Island, Vermont, Virginia, and Washington, have legalized adult-use of cannabis. However, adult-use sales have not yet begun in Virginia. Additionally, although the District of Columbia voters passed a ballot initiative in November 2014, no adult-use operations exist yet because of a prohibition on using funds for regulation within a federal appropriations amendment to local District spending powers.
Currently, over three quarters of the U.S. states have enacted legislation to legalize and regulate the sale and use of medical cannabis, provided that there are strict purchasing or possession limits. However, there is no guarantee that

1The Sunnyside*® (inclusive of the stand-alone asterisk mark) and Cresco® brands maintain federal trademark registrations for websites pertaining to medical cannabis and cannabis educational services, as well as multiple state trademark registrations.
2 The High Supply®, Good News®, Wonder Wellness Co.®, and FloraCal® Farms brands maintain federal trademark registrations for apparel and multiple state trademark registrations.

state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local government authorities will not limit the applicability of state laws within their respective jurisdictions.

The Company’s objective is to capitalize on the opportunities presented as a result of the changing regulatory environment governing the cannabis industry in the U.S. However, cannabis remains a controlled substance under federal law, and the regulatory framework continues to present substantial uncertainty. Until the U.S. Congress amends the CSA with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a significant risk that federal authorities may enforce current federal law and the business of the Company may be deemed to be producing, cultivating, extracting, or dispensing cannabis or aiding or abetting or otherwise engaging in a conspiracy to commit such acts in violation of federal law.

For these reasons, the Company’s investments in the U.S. cannabis market may subject the Company to heightened scrutiny by regulators, stock exchanges, clearing agencies and other Canadian authorities. There are risks associated with the business of the Company. See “Risk Factors” in the Annual Information Form for the year ended December 31, 2025, filed on SEDAR+ and EDGAR.
The Marijuana Opportunity Reinvestment and Expungement Act (“MORE Act”) is a federal bill that would remove cannabis from the list of scheduled substances under the U.S. Controlled Substances Act and eliminate criminal penalties for certain cannabis-related activities. The MORE Act has previously passed the U.S. House of Representatives in both 2020 and 2022 but did not advance in the Senate. On September 22, 2023, the MORE Act was reintroduced in the House of Representatives as H.R. 5601. As of the date of this MD&A, the bill has not received a committee hearing or further legislative action in the current session of Congress. There have been no substantive developments or indications that the bill will advance in the near term.

The Secure and Fair Enforcement (“SAFE Banking Act” or “SAFE”) was originally introduced to provide protections for financial institutions serving state-legal cannabis businesses, aiming to address the significant challenges these businesses face in accessing traditional banking services due to ongoing federal prohibition. The SAFE Banking Act passed the U.S. House of Representatives multiple times between 2019 and 2022 but did not advance in the Senate.

In 2023, the legislation was revised and reintroduced in the Senate as the Secure and Fair Enforcement Regulation (“SAFER”) Banking Act, reflecting expanded provisions and bipartisan negotiations. In September 2024, the SAFER Banking Act was approved by the Senate Banking Committee, marking the first time cannabis banking reform advanced out of committee in the Senate. However, as of the date of this MD&A, the SAFER Banking Act has not been brought to a vote in the full Senate or the House of Representatives, and there have been no further substantive legislative actions. The federal legal and regulatory environment for cannabis banking remains unchanged, and financial institutions continue to face significant risks and uncertainties when providing services to cannabis-related businesses.

On April 14, 2023, Rep. Dave Joyce (R-OH) and House Democratic Leader Hakeem Jeffries (D-NY) reintroduced bipartisan legislation, the Preparing Regulators Effectively for a Post-Prohibition Adult-Use Regulated Environment Act (“PREPARE Act”), which would create a process for the federal government to establish regulations for cannabis upon legalization. The PREPARE Act directs the U.S. Attorney General to establish the “Commission on the Federal Regulation of Cannabis” to advise on a regulatory framework modeled after Federal and State regulatory frameworks with respect to alcohol.

On April 19, 2023, Rep. Joyce (R-OH) and Rep. Alexandria Ocasio-Cortez (D-NY) introduced the Harnessing Opportunities by Pursuing Expungement Act. This bipartisan bill would reduce the financial and administrative burden on states with respect to expunging cannabis offenses. Specifically, the bill would create a new grant program under the U.S. Department of Justice, the State Expungement Opportunity Grant Program, and authorize it to be funded up to $20.0 million over the span of fiscal years 2024-2033.

On April 19, 2023, Rep. Barbara Lee (D-CA) introduced the Veterans Medical Marijuana Safe Harbor Act, with twelve (12) cosponsors. Sen. Brian Schatz (D-HI) led a companion measure filed on April 20, 2023. The bills seek to legalize medical cannabis for military veterans. Physicians employed by the U.S. Department of Veterans Affairs would also be permitted to make recommendations for medical cannabis for the first time under the bill.

On April 20, 2023, Rep. Brian Mast (R-FL) filed the Gun Rights and Marijuana Act, which would allow medical cannabis patients and adult-use consumers to purchase and possess firearms.

On April 17, 2025, Rep. Joyce (R-OH), Max Miller (R-OH), and Dina Titus (D-NV) introduced the Tenth Amendment Through Entrusting States (STATES) 2.0 Act. This legislation aims to federally legalize cannabis by allowing states, Washington, D.C., U.S. territories, and tribal nations to determine how to regulate cannabis within their own jurisdictions. Key provisions of the STATES 2.0 Act include removing cannabis from the Controlled Substances Act while still supporting states that choose to maintain prohibition policies; providing federal tax relief to state-sanctioned cannabis businesses by allowing them to deduct ordinary business expenses—effectively removing their classification as “drug traffickers” under Section 280E of the Internal Revenue Code; and permitting interstate cannabis commerce, including transportation through jurisdictions that have opted to prohibit cannabis.

On April 17, 2025, Rep. Joyce (R-OH) and House Democratic Leader Hakeem Jeffries (D-NY) reintroduced bipartisan legislation titled the PREPARE Act. The bill aims to establish a fair, honest, and transparent process to guide the development of effective federal cannabis regulations. Under the legislation, the Attorney General would be directed to establish a “Commission on the Federal Regulation of Cannabis” to advise on regulatory development, modeled after existing federal and state alcohol frameworks. The bill calls on federal regulators to create a regulatory and revenue framework that ensures the safe production and consumption of cannabis while respecting the unique needs, rights, and laws of individual states, and to present this framework to Congress within one year. Additionally, the PREPARE Act seeks to build on bipartisan efforts to address the injustices of the war on cannabis—particularly those affecting minority, low-income, and veteran communities. It would also expand research access for medical professionals, provide protections for the hemp industry (including cross-pollination prevention), and help ensure cannabis remains an adult-use product except in cases of physician-prescribed treatment for minors.

Introduced April 29, 2025, Evidence-Based Drug Policy Act of 2025 by Reps. Dina Titus and Ilhan Omar removes federal barriers that prevent the Office of National Drug Control Policy from funding or sponsoring research on cannabis and other Schedule I substances such as MDMA and psilocybin.

In late June 2025, The U.S. House of Representatives approved amendments to a spending bill that would authorize U.S. Department of Veterans Affairs (VA) doctors to issue medical marijuana recommendations to military veterans and support psychedelics research and access. One of the accepted proposals from Reps. Mast (R-FL) and Joyce (R-OH)—who are both co-chairs of the Congressional Cannabis Caucus—would increase veterans’ access to state medical marijuana programs and eliminate a current VA directive barring the department’s doctors from issuing cannabis recommendations.

Also in late June 2025, a GOP-led House Appropriations subcommittee included language in the 2026 spending bill that would effectively prohibit most THC-containing hemp products, impose testing and labeling requirements, and grant states oversight on retail sales—though this would restrict rather than expand access. On November 12, 2025, President Donald Trump signed the Continuing Appropriations and Extensions Act of 2026 (H.R. 5371 / P.L. 119-37) into law legislation, as part of broader bill to reopen the government following a government shutdown, which clarifies and narrows the definition of hemp under federal law. The law, which will be effective 365 days following its enactment, limits total THC to 0.4 mg per container of hemp product.

On December 18, 2025, President Trump signed Executive Order (“EO”) 14370 “Increasing Medical Marijuana and Cannabidiol Research”. The order directs federal agencies to accelerate the process of rescheduling marijuana from a Schedule I to a Schedule III substance under the CSA. This action represents a significant shift in federal policy associated with cannabis-related activities. Key aspects include the recognizing and improving knowledge of medical uses of marijuana and cannabidiol for patients and doctors, removing barriers to research, improving accessing to cannabidiol products, and delivering on promises to help improve healthcare for all Americans. As of the date of this report, marijuana remains a Schedule I substance under the CSA and the timing of directed rescheduling is uncertain.

THE STATES IN WHICH WE OPERATE, THEIR LEGAL FRAMEWORK AND HOW IT AFFECTS OUR BUSINESS
Illinois Operations
The Compassionate Use of Medical Cannabis Pilot Program Act, which allows individuals diagnosed with a debilitating medical condition access to medical cannabis, became effective January 1, 2014. There were over forty-one (41) qualifying conditions as part of the initial medical program.
The Opioid Alternative Pilot Program launched on January 31, 2019, and allows patients that receive, or are qualified to receive, opioid prescriptions access to medical cannabis as an alternative in situations where an opioid could generally be prescribed. Under this program, patients with doctor approval can receive near-immediate access to cannabis products from an Illinois licensed dispensary. The Opioid Alternative Pilot Program eliminates the previously required fingerprinting and background checks that often delay patients’ access to medical cannabis by up to three months.
In January 2019, J.B. Pritzker (D) was sworn into office as governor of Illinois. Cresco Labs’ CEO and co-founder, Charles Bachtell, was appointed to the Cannabis Legalization Subcommittee of the governor’s transition team. Cannabis Legalization was one of four subcommittees under the governor’s Restorative Justice and Safe Communities Transition Committee. The primary goals of the Cannabis Legalization Subcommittee were to evaluate and develop implementation recommendations for the governor’s platform on legalizing cannabis.
In June 2019, the Illinois House of Representatives and Senate passed Senate Bill (“SB”) 2023 which added eleven (11) additional debilitating illnesses such as chronic pain, migraines and irritable bowel syndrome to the list of qualifying medical conditions. This bill was signed into law in August 2019 by Governor Pritzker.
Additionally, in June 2019, Governor Pritzker signed the Cannabis Regulation and Taxation Act (“CRTA”) into law, making Illinois the 11th state to legalize recreational cannabis. Adult-use sales of cannabis in Illinois began on January 1, 2020.
Cresco Labs is licensed to operate in the state of Illinois as a medical and adult-use cultivator and product manufacturer. Phoenix Farms, LLC (“Phoenix”), PDI Medical III, LLC (“PDI”), FloraMedex, LLC (“FloraMedex”), MedMar Lakeview, LLC (“MedMar Lakeview”) and MedMar Rockford, LLC (“MedMar Rockford”) are each licensed to operate retail dispensaries in the state of Illinois. Further, each of these medical and adult-use dispensary licenses allowed for one (1) additional adult-use dispensary license, for a total of ten (10) dispensary locations, which are all now open and branded as Sunnyside* dispensaries. In November 2021, the Company relocated its Sunnyside* dispensaries in Buffalo Grove and Lakeview (Chicago) to larger facilities. The 10,000 square-foot Sunnyside* Lakeview location is approximately 400 feet from Wrigley Field, the home of the Chicago Cubs, making it the closest cannabis dispensary in the country to a national sports stadium. Under applicable laws, the licenses permit Cresco Labs and its subsidiaries to collectively cultivate, manufacture, process, package, sell and purchase cannabis pursuant to the terms of the licenses, which are issued by the Illinois Department of Agriculture (“IDOA”) and the Illinois Department of Financial and Professional Regulation (“IDFPR”) under the provisions of the Illinois Revised Statutes 410 ILCS 130 and 410 ILCS 705. All licenses are, as of the date hereof, active with the state of Illinois, including three (3) hemp processor and three (3) transportation licenses. There are currently nine (9) categories of licenses in Illinois: (i) adult-use cultivation center (ii) craft grower; (iii) adult-use dispensing organization; (iv) infuser; (v) transporter; (vi) community college cannabis vocational pilot program; (vii) medical cannabis cultivation center; (viii) medical cannabis dispensing organization; and (ix) laboratory testing. The licenses are independently issued for each approved activity.

All cultivation/processing establishments and transporters must register with the IDOA, and all dispensaries must register with the IDFPR. If applications contain all required information after vetting, establishments are issued a license/registration certificate. Registration certificates for medical cannabis operations are valid for a period of one (1) year and are subject to annual renewals after required fees are paid and the business remains in good standing. Registration certificates for adult-use cultivation are valid for a period of one (1) year. Registration certificates for adult-use dispensing are valid for a period of two (2) years. Registration certificates for both adult-use cultivation and dispensing are subject to renewals after required fees are paid and the business remains in good standing. Renewal requests are typically communicated through email from the IDOA or IDFPR and include a renewal form. While the Company’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that Illinois cannabis licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of Illinois cannabis and could have a material adverse effect on the Company’s business, financial condition, results of operations, or prospects.

In June 2023, Governor Pritzker signed a budget bill that includes provisions that will allow licensed cannabis businesses to take state tax deductions that are currently prohibited at the federal level due to Internal Revenue Code (“IRC”) Section 280E. The key section now enacted decouples cannabis businesses from the federal tax policy, which currently bans the industry from making key deductions that are available to other traditional markets, significantly increasing the effective tax rate that they pay. The provision will be added to the state’s existing tax code to allow cannabis business deductions for “an amount equal to the deductions and credits that were disallowed under Section 280E of the IRC for the taxable year” as of the current tax year.
On December 8, 2023, Illinois Governor Pritzker signed a bill into law that waives the annual licensing fees for existing cannabis transporters for three years beginning January 1, 2024. The legislation, SB 1559, also restricts the IDOA from making available or accepting new license applications for cannabis transporters until January 2027. In addition, the new law provides that upon completion of a disparity and availability study published by the Illinois Cannabis Regulation Oversight Office, the IDOA may modify or change the licensing application process to reduce or eliminate barriers and remedy any discrimination identified in the study. The disparity and availability study was published by the Illinois Cannabis Regulation Oversight Office on July 11, 2024.

In May 2024, Illinois State Senator Kimberly Lightford (D) introduced a bill to ban synthetic and intoxicating hemp products, including Delta-8 THC, due to concerns over safety and unregulated market practices. The bill, which sought to clarify existing laws and impose restrictions on these products, passed the Senate with unanimous bipartisan support (52-0). However, it stalled in the House and was not brought to a vote. In December 2024, Governor Pritzker announced his support for this bill in a press conference.

In January 2025, Senator Lightford’s bill stalled once again in the Illinois House. The governor stated that he would explore using his executive powers to protect youth from unregulated hemp products but emphasized that legislative action is essential to fully address the issue.

In 2025, the City of Chicago initiated efforts to restrict the sale of intoxicating hemp-derived products, such as those containing Delta-8 THC and other synthetic cannabinoids, due to growing concerns over unregulated market practices, product safety, and youth access. City officials have cited the lack of consistent testing, labeling, and age verification requirements for these products, as well as reports of adverse health incidents, as key drivers for proposed local legislation. The proposed ban would prohibit the sale of hemp-derived products with psychoactive effects within city limits, aligning with similar actions taken or considered by other Illinois municipalities and the state legislature. If enacted, these measures could impact the availability of certain hemp products in Chicago and may have implications for both licensed cannabis operators and retailers of hemp-derived goods. The proposed ordinance passed the Committee on Licensing and Consumer Protection by a 10-6 vote, where it currently awaits a vote from full City Council. The Company continues to monitor these developments closely and will assess any potential operational or financial impacts as the regulatory landscape evolves.

Illinois Licenses
Cultivation and Processing Licenses
Cresco Labs, LLC holds multiple licenses to operate adult-use and medical cannabis cultivation centers, with expiration dates ranging from March 2026 to March 2027. Additionally, Cresco Labs, LLC is licensed to process industrial hemp, through separately maintained industrial hemp permits valid through December 2028. These cultivation and processing licenses are critical to our ability to supply both medical and adult-use cannabis products throughout the state.
Transportation Licenses
Cresco Labs, LLC also holds transportation licenses in Joliet, Lincoln, and Kankakee, each expiring in July 2026. These permits enable the secure and compliant movement of cannabis products between our facilities and to retail locations, supporting our distribution network.
Dispensary Licenses
Our retail operations are supported by a series of dispensary licenses held by Phoenix Farms of Illinois, LLC, PDI Medical III, LLC, FloraMedex, LLC, MedMar Lakeview, LLC, and MedMar Rockford, LLC. These entities operate both medical and adult-use cannabis dispensaries in key cities including Danville, Naperville, Schaumburg, Chicago, and South Beloit. The expiration dates for these licenses range from March 2026 to January 2027, ensuring continued access to regulated cannabis products for our customers.
Illinois License and Regulations

The medical dispensary licenses permit Cresco to purchase cannabis and cannabis products from cultivation/processing facilities and allow the sale of medical cannabis and cannabis products to registered patients at five (5) of the Illinois locations. The adult-use dispensary license permits Cresco to purchase adult-use cannabis and cannabis products from cultivation/processing facilities, craft growers and infusers, and allows the sale of adult-use cannabis and cannabis products to customers aged twenty-one (21) or older at all Illinois dispensary locations. As of December 31, 2025, the Company has ten (10) Sunnyside* dispensary locations in Illinois, the maximum allowed by the State of Illinois. Two (2) of the ten (10) are located within the City of Chicago.

On November 26, 2025, the Company entered into a support service agreement with Strategic Capital Management Services, LLC a third-party holder of a dispensing license in Illinois.

The medical cultivation licenses permit Cresco to acquire, possess, cultivate, manufacture/process cannabis into edible medical cannabis products and/or medical cannabis-infused products, deliver, transfer, have tested, transport, supply, or sell cannabis and related supplies to medical cannabis dispensaries. The adult-use cultivation licenses permit Cresco to acquire, possess, cultivate, manufacture/process adult-use cannabis into edible cannabis products and/or cannabis-infused products, deliver, transfer, have tested, transport, supply, or sell cannabis and related supplies to dispensing organizations, craft growers, infuser organizations, and transporters. In September 2019, the three (3) cultivation facilities were approved for growing adult-use cannabis by the IDOA, for a total cultivation capacity of 630,000 square feet, the maximum allowed by law.

The transporting organization licenses allow Cresco to transport cannabis or cannabis-infused products.

Illinois Reporting Requirements

The State of Illinois uses Metrc as the state’s computerized track-and-trace (“T&T”) system used to track commercial cannabis activity and movement across the distribution chain (“seed-to-sale”) transactions. Individual licensees, whether directly or through third-party integration systems, are required to push data to the state to meet all reporting requirements. Phoenix, PDI, FloraMedex, MedMar Lakeview, and MedMar Rockford use the

commercial version of BioTrack, Canix, as their in-house computerized seed-to-sale software for production operations and Dutchie for their retail operations, which integrate with the state’s Metrc program and captures the required data points for cultivation, manufacturing, and retail as required in the Illinois Compassionate Use of Medical Cannabis Program Act and the CRTA.

Illinois Inspection, Storage and Security Requirements

As to its cultivation facilities, Illinois regulations require Cresco to store cannabis and cannabis-infused products in a safe, vault, or secured room in such a manner to prevent diversion, theft, or loss. Any cannabis that is not a finished product must likewise be maintained in a secured area within the facility only accessible to authorized personnel. All locks and security equipment safeguarding the cannabis must be kept in good working order, and the storage areas must be locked and protected from unauthorized access at all times.

The cultivation facilities must also have an operational 24-hour, seven (7) days a week, closed-circuit television surveillance system on the premises that complies with certain regulatory minimum standards. Access to the surveillance area is restricted to only those people who are essential to surveillance operations, law enforcement agencies, security system service personnel, and the regulator. In addition, video surveillance recordings shall be retained for ninety (90) days at the facilities and an additional ninety (90) days off-site.

The cultivation facilities must maintain and use a professionally monitored robbery and burglary alarm system that meets certain regulatory minimum standards. A qualified alarm system vendor must test the system annually.

With respect to its Illinois dispensaries, Cresco must store inventory on-site in a secured and restricted access area consistent with the security regulations and tracked in accordance with the inventory tracking regulations. Any containers storing medical cannabis or cannabis products that have been tampered with or opened must be stored separately until disposed; such materials can only be stored at the dispensary for one week. Dispensaries are monitored by the IDFPR inspectors in addition to the Illinois State Police (“ISP”).

The dispensaries must also implement security measures to deter and prevent entry into and theft from restricted access areas that contain cannabis and/or currency, including having a commercial-grade alarm and surveillance system installed by an Illinois licensed private alarm contractor or private alarm contractor agency. The facility must also have security measures to protect the premises, registered qualifying patients, designated caregivers, adult-use customers, and dispensing organization agents.

Regulatory oversight in Illinois is primarily bifurcated between two (2) agencies. Cultivation centers, craft growers, infusers, and transporters are licensed and monitored by the IDOA, and dispensary facilities are licensed and monitored by the IDFPR. All facility types also receive oversight from the ISP. At cultivation facilities, ISP performs on-site inspections at least monthly, while IDOA performs weekly scheduled on-site inspections. Dispensary facilities are inspected on a random cadence by IDFPR, generally each quarter, by a combination of both on-site physical inspections and electronic desk reviews of seed-to-sale reporting data. ISP also performs dispensary inspections monthly.

Illinois Transportation Requirements

All cannabis transported between cultivation and dispensary facilities must be transported in a properly insured, state registered delivery vehicle. Cannabis and cannabis products must be separated by individual scheduled deliveries, within a locked receptacle, with a pre-generated delivery manifest for each individual scheduled delivery.

Pennsylvania Operations
The Pennsylvania medical marijuana program was signed into law on April 17, 2016, under Act 16 and provided access to state residents with one (1) of twenty-one (21) qualifying conditions. The state, which consists of over twelve (12) million U.S. citizens and qualifies as the fifth largest population in the U.S., operates as a high-barrier market with very limited market participation. The state originally awarded only twelve (12) licenses to cultivate/

process and twenty-seven (27) licenses to operate retail dispensaries (which entitled holders up to three (3) medical dispensary locations). Out of the hundreds of applicants in each license category, Cresco Yeltrah, LLC (“Yeltrah”) was awarded one (1) medical cannabis grower/processor license in Pennsylvania and one (1) dispensary license allowing three (3) dispensary locations in Pennsylvania. Cresco Labs was awarded the second highest overall score during the application process. On June 30, 2021, Pennsylvania Governor Tom Wolf (D) signed into law PA House Bill (“HB”) 1024, amending Act 16. HB 1024 implemented several changes to Act 16 including but not limited to the ability for grower/processors to obtain and transport bulk post-harvest plant material between grower/processors to process medical marijuana. The amendatory legislation also expanded the list of qualifying conditions, permits limited remediation of cannabis flower, requires the Department of Agriculture to update its list of approved pesticides, expands the number of clinical registrants, and affords clinical registrants with the same rights as grower/processors.

Retail sales commenced in February 2018 to a limited number of retail locations across the state. On February 15, 2018, Yeltrah was the first grower/processor to release product into the Pennsylvania market, approximately six (6) weeks ahead of any other producer, and its dispensary was the first to sell product to patients in the state.

On March 22, 2018, it was announced that the final phase of the Pennsylvania medical marijuana program would initiate its rollout, which would include thirteen (13) additional cultivation/processing licenses and twenty-three (23) additional dispensary licenses. The application period ran from April 2018 through May 2018. Yeltrah submitted additional dispensary applications and in December 2018 one (1) additional dispensary license was obtained to open three (3) additional dispensary locations, for a total of six (6) dispensary locations in the State of Pennsylvania. All six (6) dispensary locations are currently operational.

Under applicable laws, the licenses permit Yeltrah to cultivate, manufacture, process, package, sell, and purchase medical marijuana pursuant to the terms of the licenses, which are issued by the Pennsylvania Department of Health (“PDOH”) under the provisions of Medical Marijuana Act (35 P.S. §10231.101 — 10231.2110) and Chapters 1141a, 1151a, and 1161a of the Pennsylvania regulations. In the latter half of 2022, the PDOH completed the process of revising its medical regulations, which were implemented in the first quarter of 2023.

There are three (3) categories of licenses in Pennsylvania: (i) grower/processer, (ii) dispensary, and (iii) clinical registrant. The Yeltrah licenses are independently issued for each approved activity for use at Yeltrah facilities in Pennsylvania.

All grower/processor establishments and all dispensaries must register with the PDOH. Registration certificates are valid for a period of one (1) year and are subject to annual renewals after required fees are paid and the business remains in good standing. While the Company’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that Pennsylvania cannabis licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of Pennsylvania cannabis and could have a material adverse effect on the Company’s business, financial condition, results of operations, or prospects.

On November 24, 2021, Cresco Labs completed its acquisition of Bay, LLC d/b/a Cure Pennsylvania (“Bay”) for aggregate consideration of $89.0 million. The acquisition added one (1) additional dispensary license, which allowed for three (3) additional dispensary locations in the State of Pennsylvania. All three (3) dispensary locations are operational and have been rebranded as Sunnyside* dispensaries.

On December 9, 2021, Cresco Labs completed its acquisition of Laurel Harvest Labs, LLC (“Laurel Harvest”) for consideration equal to $136.7 million. Laurel Harvest’s permit is a Clinical Registrant permit license (“CR”). A CR permittee is approved by the PDOH to hold a permit as both a grower/processor and a dispensary. At the time of the acquisition, Laurel Harvest had one (1) operational dispensary in Montgomeryville. The CR permit entitled Laurel Harvest to an additional five (5) dispensary locations throughout the Commonwealth. In the first quarter of 2022, the dispensary was rebranded as a Sunnyside* dispensary. On February 8, 2023, a second dispensary under the Laurel Harvest license opened in Erie, PA. On June 29, 2023, the Company announced the opening of the third and fourth dispensaries under the Laurel Harvest license in Somerset and Washington, PA. The fifth dispensary under the

Laurel Harvest license opened on October 5, 2023 in Altoona, PA. The sixth dispensary, location in Gettysburg, PA, opened on February 23, 2024.

On September 1, 2022, the Company closed on a sale and leaseback transaction to sell its Brookville, Pennsylvania, facility to Aventine Property Group (“Aventine”). Concurrent with the closing of the sale, the Company entered into a long-term, triple-net lease agreement with Aventine regarding the property and will continue to operate the facility as a permitted cannabis cultivation and processing facility.

Governor Josh Shapiro (D) frequently issued support for legalizing adult-use cannabis during his campaign. Democrats won enough seats in the November 2022 midterm elections to control Pennsylvania’s House for the first time in over a decade. Governor Shapiro has said legalization efforts must include criminal justice reform, specifically mentioning expungement of non-violent marijuana convictions. Governor Shapiro included legalizing and taxing cannabis in his 2023-2024 budget. A bipartisan pair of Pennsylvania senators have introduced a bill to legalize cannabis in the state. Senators Dan Laughlin (R) and Sharif Street (D) filed the legislation in June 2023, about two months after first announcing their plans to team up on a reform push again after their joint cannabis efforts in prior sessions. The two senators previously sponsored a legalization bill that was not ultimately enacted in the previous session, but they say the filed proposal represents a significant improvement that they hope to advance.

On December 15, 2023, Pennsylvania Governor Josh Shapiro signed a bill to allow all licensed medical cannabis grower-processors to serve as retailers and sell their cannabis products directly to patients. Under the measure, the state Department of Health will create a process to allow the state’s ten (10) independent marijuana grower-processors to apply to obtain a dispensary permit to engage in direct commerce with patients. Additionally, the state’s four (4) independent dispensaries can also get grower permits to cultivate products in-house.

On April 24, 2024, the Company finalized its acquisition of Keystone Integrated Care, LLC (“Keystone”). Prior to the acquisition, Keystone operated two (2) dispensaries in Pittsburgh, PA and Greensburg, PA and held a third dispensary license. With the additional license, the Company had the opportunity to open one (1) more dispensary within the Commonwealth. In May 2025, the third Keystone dispensary commenced operations in Beaver Falls, PA, bringing the total number of operational Sunnyside dispensaries within the Commonwealth to eighteen (18).

In June 2024, Pennsylvania State Representatives Aaron Kaufer (R) and Emily Kinkead (D) introduced a bipartisan bill to legalize adult-use cannabis, reflecting growing momentum as neighboring states embrace legalization. The legislation, supported by twenty (20) cosponsors, proposes a regulated cannabis market overseen by the Pennsylvania Department of Agriculture, prioritizing social equity, small businesses, and public safety. Key features include permitting adults twenty-one (21) and older to purchase and possess up to thirty (30) grams of cannabis, expungement pathways for prior cannabis convictions, and tax revenues allocated to local governments, law enforcement, and drug prevention initiatives. While the proposal has sparked optimism, it did not receive a committee hearing before the legislative session concluded.

In October 2024, Pennsylvania enacted legislation allowing medical cannabis businesses to deduct ordinary business expenses on their state tax returns, counteracting the restrictions imposed by IRS Code 280E at the federal level. This tax relief was included in the broader budget reforms and ensures state-licensed cannabis companies can claim deductions typically denied under federal law. The move is seen as a significant step in alleviating financial pressures on the cannabis industry within the state, providing immediate benefits for tax filings starting in 2024.
In July 2025, Senators Dan Laughlin (R) and Sharif Street (D) introduced a bipartisan Senate proposal (SB 120) to legalize adult-use cannabis in Pennsylvania, creating a Cannabis Control Board (“CCB”) to oversee regulation, taxation, licensing, and social equity programs. In parallel, Representatives Emily Kinkead (D) and Abby Major (R) unveiled a House companion bill (HB 20) that similarly rejects a state-store model, prioritizes equitable entry, and seeks to merge regulation of the medical and adult-use markets under unified oversight. Although the House previously passed HB 1200 in May, placing recreational sales in state-run stores, it was swiftly defeated in the Senate Law & Justice Committee (7–3) due to opposition to the centralized model. Given the lack of resolution and ongoing legislative discussions, it is likely that consideration of adult-use cannabis legalization will carry over into the 2026 legislative session.

Pennsylvania Licenses
Cultivation and Processing Licenses
Cresco Yeltrah, LLC and Laurel Harvest Labs, LLC each hold grower/processor permits in Pennsylvania, authorizing the cultivation and processing of medical marijuana, with expiration dates ranging from June 2026 to February 2027. The Laurel Harvest Labs, LLC license also includes a Clinical Registrant (“CR”) designation, allowing for both cultivation/processing and dispensary operations, and supports research partnerships.
Dispensary Licenses
The Company’s retail presence in Pennsylvania is supported by a network of dispensary permits held by Cresco Yeltrah, LLC, Bay, LLC, Laurel Harvest Labs, LLC, and Keystone Integrated Care, LLC. These entities collectively operate dispensaries in key markets across the state, including Pittsburgh, Philadelphia, Butler, New Kensington, Wyomissing, Ambler, Lancaster, Phoenixville, Erie, Montgomeryville, Somerset, Washington, Altoona, Gettysburg, Greensburg, and Beaver Falls, with expiration dates ranging from June 2026 to February 2027. This robust portfolio ensures broad patient access to regulated medical cannabis products and positions Cresco Labs as a leading operator in the state.
Pennsylvania License and Regulations
The retail dispensary permits authorize Yeltrah, Bay, Laurel Harvest, and Keystone to purchase medical marijuana and medical marijuana products from medical growing/processing facilities and allows the sale of medical marijuana and medical marijuana products to registered patients.

The medical grower/processor permit authorizes Yeltrah to acquire, possess, cultivate, manufacture/process into edible medical marijuana products and/or medical marijuana-infused products, deliver, transfer, have tested, transport, supply, or sell medical marijuana and related supplies to medical marijuana dispensaries.

The CR held by Laurel Harvest authorizes the permittee to operate as both a grower/processor and a dispensary and enter into a research contract with an academic clinical research center that operates or partners with an acute care hospital licensed and operating in the Commonwealth. Laurel Harvest has a contractual relationship with Temple University, which has established one of the most sophisticated cannabis research programs in the country.

Pennsylvania Reporting Requirements
Pennsylvania uses the MJ Platform as its computerized T&T system for seed-to-sale transactions. The MJ platform is a cloud-based, seed-to-sale, cannabis compliance software for marijuana businesses. Individual permittees are required to use the MJ Platform to push data to the state to meet all reporting requirements. Yeltrah, Bay, Laurel Harvest, and Keystone use the MJ Platform as their in-house computerized seed-to-sale software, which integrates with the state’s MJ Platform program and captures the required data points for growing, processing, and dispensing as required in the Pennsylvania medical marijuana laws and regulations.

Pennsylvania Inspection, Storage and Security
Pennsylvania regulations require the maintenance of storage areas at Yeltrah’s and Laurel Harvest’s grower/processor facilities in a clean and orderly condition, free from infestation. These separate and locked limited access areas are used for the grower/processor to store seeds, immature plants, mature plants, and medical marijuana that is expired, damaged, deteriorated, mislabeled, contaminated, recalled, or whose containers or packages have been opened or breached until such product is destroyed or otherwise disposed of.

The regulations also require Yeltrah’s and Laurel Harvest’s grower/processor facilities to have a commercial grade security system to prevent unauthorized entry and to prevent and detect any attempted diversion. This security must include an alarm system that covers the interior and exterior of the facility, including a silent alarm.

A dispensary must also have a locked limited access area for the storage of medical marijuana that is expired, damaged, deteriorated, mislabeled, contaminated, recalled, or whose containers or packages have been opened or breached until such product is returned to the grower/processor.

Yeltrah’s, Bay’s, Laurel Harvest’s and Keystone’s dispensaries must have a security system with the same features as that for the grower/processor facility. This system must be professionally monitored 24-hours a day and seven (7) days a week with fixed cameras on the interior and exterior of the facilities. The surveillance system must store data for a period of 180 days (absent special circumstances) in a readily available format for investigative purposes.

Inspections of both dispensary and grower/processor sites in Pennsylvania is the responsibility of the PDOH. Other than facility modifications, or other requested reviews, inspections are on a random cadence.

Pennsylvania Transportation Requirements
Transporting of marijuana and marijuana products between dispensaries and grower/processor locations are closely monitored by the PDOH. All delivery vehicles are registered with the regulatory body and must be properly insured. All marijuana and marijuana product for transport is properly manifested prior to leaving any facility and is held under lock-and-key during the duration of the transport.

Ohio Operations
HB 523, effective on September 8, 2016, legalized medical marijuana in Ohio. The Ohio Medical Marijuana Control Program (“OMMCP”) allows people with certain medical conditions, upon the recommendation of an Ohio-licensed physician certified by the State Medical Board, to purchase and use medical marijuana. HB 523 required that the framework for the OMMCP become effective as of September 2018. This timeframe allowed for a deliberate process to ensure the safety of the public and to promote access to a safe product.

The Division of Cannabis Control (“DCC”), within the Department of Commerce, oversees the OMMCP and Patient and Caregiver Registry, and licenses and regulates medical marijuana cultivators, processors, dispensaries, and testing laboratories. Prior to the DCC, the OMMCP was administered by both the Board of Pharmacy and the Department of Commerce. The State Medical Board of Ohio is responsible for certifying physicians to recommend medical marijuana and approving qualifying conditions.

Cresco Labs Ohio, LLC (“Cresco Labs Ohio”) applied for and, on November 30, 2017, received one (1) cultivation license. Cresco Labs Ohio’s cultivation facility is a hybrid greenhouse structure located in Yellow Springs, Ohio. On December 12, 2018, Cresco Labs Ohio was awarded one (1) dispensary license located in Wintersville, the first dispensary Certificate of Operation in the state. Medical retail sales commenced on January 16, 2019, with the first cannabis sale taking place at the Wintersville dispensary. This was the second state medical marijuana program in which the Company was first to market.

On June 8, 2020, Cresco Labs Ohio was granted a provisional processing license by the State of Ohio. Cresco Labs Ohio received its Certificate of Operation to begin processing activities on June 11, 2021.

On February 16, 2021, the Company completed its acquisition of Verdant Creations, LLC for total consideration of $25.0 million. The acquisition added dispensaries in Cincinnati, Chillicothe, Newark, and Marion, Ohio. This acquisition brought the Company’s dispensary presence, which was medical-only at the time, in Ohio to five (5), the maximum allowed by the State of Ohio at that time.

On November 7, 2023, Ohio voters approved Issue 2, making Ohio the 24th state to legalize recreational marijuana. The law took effect on December 7, 2023, and allows for additional forms of cannabis to be sold to consumers.

In June 2024, Ohio issued its first provisional licenses for adult-use cannabis under its dual-use framework, with applications opening earlier in the year. These provisional licenses were granted to businesses already participating in the state’s medical marijuana program, enabling a quicker transition to adult-use sales once compliance requirements were met. On August 6, 2024, adult-use cannabis sales begin in Ohio.

All current medical marijuana operators in Ohio seeking to sell adult-use marijuana were required to transition to a dual-use license. A dual-use license allows operators to sell both medical and adult-use marijuana. Upon obtaining a dual-use license, the original medical license becomes inactive, effectively replaced by the dual-use license.

Cresco Labs Ohio successfully transitioned its medical Cultivation Tier 1 license, medical Processor license, and medical dispensing licenses to dual-use licenses. With its Tier 1 cultivation license, Cresco Labs Ohio also gains the ability to open three (3) additional dual-use dispensaries through what is known as the 10(B) application process. On September 16, 2025, the first of Cresco’s 10(B) dispensaries commenced operations in Proctorville, OH serving both patients and adult-use customers and bring Cresco Labs Ohio’s total dispensaries in the state to six (6) as of the date of this MD&A.

In November 2024, Ohio State Senator Stephen Huffman (R) introduced SB 326, which seeks to ban intoxicating hemp products, including those containing cannabinoids like Delta-8 THC. The legislation would set strict caps on THC content in hemp products—allowing no more than 0.5 mg of Delta-9 THC per serving and 2 mg per package. Huffman argues that these unregulated products, widely available in convenience stores and often marketed to minors, pose public safety risks. The bill would not impact Ohio’s regulated cannabis programs but aims to eliminate synthetic and hemp-derived intoxicants.

On June 10, 2025 and September 4, 2025, Cresco Labs Ohio was granted provisional dual-use licenses by the State of Ohio for Bridgeport and Aberdeen dispensary locations, respectively.

On October 8, 2025, Ohio Governor Mike DeWine issued an EO declaring a Consumer Product Safety Emergency over “intoxicating hemp” products, effectively banning their retail sale for a duration of 90 days, starting on October 14. The order directs retailers to remove all such products from public display, prohibits new sales, and authorizes state and local authorities to seize any remaining stock. Governor DeWine cited a dramatic increase in poison control reports, particularly involving children, alleged lack of age verification, child‐targeted packaging, and the absence of consistent safety testing. Following the emergency order, the Ohio General Assembly passed legislation to permanently ban the sale of intoxicating hemp-derived products, including those containing Delta-8 THC and other synthetic cannabinoids. Governor DeWine signed this legislation into law in December 2025, making the ban permanent and establishing stricter requirements for product testing, labeling, and age restrictions. These actions align Ohio with a growing number of states seeking to address public health and safety risks associated with unregulated hemp-derived intoxicants.

Ohio Licenses
Cultivation and Processing Licenses
Cresco Labs Ohio, LLC holds dual-use licenses authorizing both cultivation and processing of cannabis at its Yellow Springs facility. The dual-use cultivation license is valid through September 2026, while the dual-use processor license is valid through June 2026. These licenses enable Cresco Labs to produce a full range of cannabis products for both medical patients and adult-use customers, supporting the company’s ability to supply its own dispensaries and the broader Ohio market.
Dispensary Licenses
Cresco Labs’ retail operations in Ohio are supported by a portfolio of dual-use dispensary licenses held by Cresco Labs Ohio, LLC, Verdant Creations Newark, LLC, Verdant Creation Marion, LLC, Care Med Associates, LLC, and Verdant Creations Chillicothe, LLC. These entities operate dispensaries in key cities such as Wintersville,

Proctorville, Newark, Marion, Cincinnati, and Chillicothe. The expiration dates for these licenses range from September 2027 to February 2028, ensuring ongoing access to regulated cannabis products for both medical and adult-use customers across the state.
Ohio License and Regulations
The dispensary licenses permit all of the Company’s Ohio dispensaries to purchase cannabis and cannabis products from cannabis cultivation and/or processing facilities and allows the sale of cannabis and cannabis products to medical patients and adult-use customers who are twenty-one (21) and over.

The cannabis cultivation and processor licenses permit Cresco Labs Ohio to acquire, possess, cultivate, manufacture/process into cannabis and cannabis products, deliver, transfer, have tested, transport, supply, or sell cannabis and related supplies to cannabis dispensaries.

Ohio cultivation and processor licenses are renewable annually by the DCC. Renewal applications are due at least thirty (30) days prior to the expiration date of the Certificate of Operation. The DCC shall grant a renewal if the renewal application was timely filed, the annual fee was timely paid, there are no reasons warranting denial of the renewal and the cultivator/processor passes inspection. Ohio dispensary licenses expire biennially on the date identified on the certificate. Renewal information, including a renewal fee, must be submitted at least thirty (30) days prior to the date the existing certificate expires. If the dispensary is operated in compliance with Ohio dispensary regulations and the renewal fee is paid, the DCC shall renew the Certificate of Operation within thirty (30) days after the renewal application is received.

Ohio Reporting Requirements
Ohio uses Metrc as its computerized T&T system for seed-to-sale transactions, which integrates with the state’s Metrc via Canix as the application programming interface (“API”). Licensees are required to use Metrc in Ohio to push data to the state to meet all reporting requirements. Cresco Labs Ohio integrates its in-house seed-to-sale tracking system for retail operations, Dutchie, with the commercial version of Metrc, and with the state’s Metrc software to capture the required data points as required in the Ohio medical marijuana laws and regulations.

Ohio Inspections, Storage and Security Requirements
For Cresco Labs Ohio’s dispensaries, a designated representative is responsible for providing supervision and control of cannabis and cannabis products to ensure that they are dispensed in accordance with the law and regulations. In addition, the dispensaries must have physical or electronic security over such items. Cresco Labs Ohio’s dispensaries must also maintain security (with alarms and surveillance equipment) as required by the regulations to prevent diversion and theft, as well as to protect patients or customers, caregivers, and employees. Medical marijuana must also be stored in a secure area and tracked in the inventory tracking system. No person is permitted in secure areas unless under the personal supervision of a licensed dispensary employee. The storage area must be clean and free of infestation. Containers storing expired, damaged, deteriorated, misbranded, adulterated, or opened cannabis must be separated from other cannabis until they are properly destroyed.

The regulations permit Cresco Labs Ohio to store cannabis inventory at its cultivation and processing facility in a designated, enclosed, locked facility identified in plans and specifications that it submitted to the DCC. This storage area can only be accessible by authorized individuals. On an annual basis, and as a condition to renewal of its cultivator and processor licenses, Cresco Labs Ohio must perform a physical, manual inventory, of the medical marijuana on hand and compare it to the annual report generated by the inventory tracking system. The cultivation and processing facility must install a commercial-grade security alarm system to prevent and detect diversion, theft, or loss. The facility also must maintain surveillance equipment to capture the entire facility and provide direct access to the regulator on a real-time basis. All equipment must be kept in good working order and inspected and tested on an annual basis by a third-party.

Ohio Transportation Requirements
Transporting cannabis and cannabis products between dispensaries and grower/processor locations must be properly manifested and is monitored by the DCC.

New York Operations
New York States’s medical cannabis program was introduced in July 2014 when former Governor Andrew Cuomo (D) signed the Compassionate Care Act, which legalized medical cannabis oils for patients with certain qualifying conditions. Under this program, five (5) registered organizations (“ROs”) were licensed to dispense cannabis oil to patients, with the first sale to a patient completed in January 2016. In December 2016, the New York State Department of Health (“NYSDOH”) added chronic pain as a qualifying condition and in the month-and-a-half following the addition of chronic pain, the number of registered patients increased by 18%. In August 2017, the NYSDOH granted licenses to five (5) additional ROs.

In July 2018, the NYSDOH added opioid replacement as a qualifying condition, meaning any condition for which an opioid could be prescribed is now a qualifying condition for medical cannabis. In August 2018, former Governor Cuomo, prompted by an NYSDOH study which concluded the “positive effects” of cannabis legalization “outweigh the potential negative impacts,” appointed a group to draft a bill for regulating legal adult-use cannabis sales in New York.

On October 8, 2019, the Company completed its acquisition of Gloucester Street Capital, the parent entity of Valley Agriceuticals, LLC (“Valley Ag”). At the time, Valley Ag was one (1) of the ten (10) holders of a vertically-integrated license from NYSDOH allowing for the cultivation and processing of medical cannabis as well as the establishment of four (4) medical cannabis dispensaries in the State of New York.

On January 6, 2021, former Governor Cuomo announced a proposal to legalize and create a comprehensive system to oversee and regulate adult-use cannabis in New York as part of the 2021 State of the State. Under the Governor’s proposal, a new Office of Cannabis Management (the “OCM”) would be created to oversee the new adult-use program, as well as the state’s existing medical and cannabinoid hemp programs. Additionally, an equitable structure for the adult-use market will be created by offering licensing opportunities and assistance to entrepreneurs in communities of color who have been disproportionately impacted by the war on drugs.
On February 16, 2021, former Governor Cuomo announced 30-day amendments to the governor’s proposal to establish a comprehensive adult-use cannabis program in New York. Specifically, these amendments detailed how the $100.0 million in social equity funding will be allocated, enable the use of delivery services and refine which criminal charges will be enforced as it relates to the improper sale of cannabis to further reduce the impact on communities.

Former Governor Cuomo signed SB 854/AB 1248A on March 31, 2021, creating New York’s adult-use cannabis program. This legislation expands Cresco Labs’ potential dispensary footprint to eight (8), with three (3) dispensaries reserved to be co-located adult-use, allows existing vertical ROs to wholesale branded products and creates a strong social equity program with 50% of licenses dedicated to social equity applicants. The CCB that oversees the rollout of the program was seated in 2021. In December 2022, the OCM promulgated a series of adult-use regulations that would govern, among other things, the licensing process for the adult-use cannabis program. Those rules underwent a public comment and revision process and the revised version was introduced on June 14, 2023 for another public comment period. The public comment period closed on July 31, 2023 and finalized rules were adopted by the CCB on September 12, 2023. These rules went into effect as of September 27, 2023. OCM has adopted other adult-use regulations, including those governing packaging, labeling, marketing, advertising, and laboratories.

Previously, on March 30, 2022, proposed rules related to the issuance of conditional adult-use retail dispensary licenses were published by the OCM. Those rules underwent a public comment period and final rules were approved by the CCB on July 14, 2022. The regulations went into effect on August 3, 2022. In addition to the adoption of rules and ongoing rulemakings, on February 22, 2022, the current governor of New York, Kathy Hochul (D), signed legislation that provided a path for New York’s existing hemp operators to obtain provisional cannabis cultivator and processor licenses. Under that law, hemp farmers that were licensed with the Department of Agriculture as of December 31, 2021 would be allowed to cultivate up to 43,500 square feet outdoors, 25,000 square feet in greenhouse facilities, or no more than 30,000 square feet comprising a combination of the outdoor and greenhouse space. The hemp businesses would be required to meet environmental sustainability, labor peace, and equity benchmarks to be allowed to cultivate and minimally process cannabis until June 2023. Hemp businesses issued provisional licenses are required to begin operations within six months of the license being issued. After June 2023, the hemp businesses are required to apply for a cultivator or processor license.

Through the aforementioned agreements and regulatory approval, Cresco Labs now has a license for a cultivation and manufacturing facility in the state of New York, as well as four (4) dispensary locations strategically located across the state. These four (4) dispensary locations are branded as Sunnyside* dispensaries. The Sunnyside* dispensary in Williamsburg, NY is temporarily closed at this time. The Company has successfully renewed its initial licenses and all licenses are, as of the date hereof, active with the state of New York.

Further, the state of New York’s fiscal year 2022 to 2023 budget included Section 280E deductions, which permits tax deductions for commercial cannabis activity. This applies to taxable years beginning on January 1, 2023. The budget also included a $200.0 million Social Equity Fund, which allows the state of New York to invest in a private fund to finance the leasing and equipping of up to one hundred fifty (150) conditional adult-use retail dispensaries in the state to be operated by individuals who have been impacted by the inequitable enforcement of marijuana laws.

Through the OCM, New York began issuing licenses for cannabis cultivation and processing in 2022. Approximately two hundred seventy-nine (279) conditional cultivation licenses have been granted along with approximately forty (40) conditional processor licenses. The application period for Conditional Adult-Use Retail Dispensary (“CAURD”) licenses was open from August 25, 2022 to September 25, 2022 and the state received approximately nine hundred (900) applications, for one hundred seventy-five (175) available licenses. On April 3, 2023, the CCB provisionally approved ninety-nine (99) more CAURD licenses, increasing New York’s total provisional retail dispensary licenses to one hundred sixty-five (165) at that time. The licenses included four (4) for Western New York, one (1) for Central New York, five (5) for Mid-Hudson and three (3) for Brooklyn. The CCB had previously been prevented from issuing provisional licenses in those regions because of a court injunction. On July 19, 2023, the CCB provisionally approved an additional two hundred twelve (212) CAURD licenses, bringing the total number of provisional retail dispensary licenses in the state to four hundred sixty-three (463). On October 4, 2023, Governor Hochul announced that hundreds of cultivation and retail licenses will be made available for individuals and businesses interested in legally growing and selling cannabis.

On December 29, 2022, New York officially opened retail cannabis sales to adults over age twenty-one (21). Under the law passed in March 2021, consumers are allowed to purchase up to three (3) ounces of cannabis and twenty-four (24) grams of cannabis concentrate.

In June of 2023, Governor Hochul announced that Chicago Atlantic Admin, LLC (“Chicago Atlantic”) invested up to $150.0 million senior secured capital in the New York State Cannabis Social Equity Investment Fund (the “Fund”). The legislation that allowed for the Fund’s creation provided for a $200.0 million cap of combined investments into it. With Chicago Atlantic’s investment, the Fund received support to reach its funding goal of up to $200.0 million, which Governor Hochul and the legislature sought when it adopted legislation to create support for individuals affected by the unequal enforcement of cannabis prohibition.

Also in June 2023, Governor Hochul signed AB 7430 into law which extends certain authorizations of conditional adult-use cultivators and processors to minimally process and distribute cannabis products until June 1, 2024.

Also part of the 2024 budget, Governor Hochul signed a law that will allow the OCM to assess civil penalties against unlicensed cannabis businesses that would undercut their efforts, with fines of up to $20,000 a day for the most egregious conduct. This legislation also makes it a crime to sell cannabis and cannabis products without a license.

In the summer of 2023, New York regulators began accepting applications for cannabis businesses interested in organizing cannabis farmers markets in the state. The CCB voted to authorize Cannabis Growers Showcases (“CGS”). Regulators opened the applications and posted guidance and templates for municipal approval for the events. However, in January 2024, OCM announced the CGS would cease. Since its inception in late 2023, the CGS program generated more than $4.0 million in sales, according to the OCM. The agency’s rationale for winding them down before the end of the year was new retail dispensaries expected to open over the next few weeks and months, making CGS events moot.

Additionally, in July 2023, the New York City Economic Development Corporation (“NYCEDC”) posted a request for proposal (“RFP”), soliciting lenders and an administrator for its Cannabis NYC Loan Fund, which will provide low-cost financing to social equity applicants looking to enter the marijuana market. Officials are aiming to raise $20.0-$30.0 million for the fund, which was developed in partnership with the New York City Department of Small Business Services. That includes an initial infusion of $8.0 million from the city. The total will depend on private lenders’ response to the RFP.

In 2024, New York’s cannabis program issued over six hundred (600) adult-use cannabis licenses, with approximately one hundred fifty (150) dispensaries operational statewide. Sales exceeded $1.0 billion in 2024. Local and state enforcement authorities are continuing efforts to crack down on unlicensed cannabis stores.

In October 2024, the New York City Department of Small Business Services and the NYCEDC launched applications for the Cannabis NYC Loan Fund, aimed at supporting cannabis entrepreneurs in the city. This initiative provides low-interest loans to social equity licensees, prioritizing individuals disproportionately impacted by cannabis criminalization. The fund is part of the Cannabis NYC program, which seeks to create a sustainable and inclusive cannabis industry by offering financial assistance, education, and support services.

In July 2025, New York’s OCM notified nearly 200 licensed or proposed adult-use dispensaries that they must relocate or reconfigure their operations because they were approved under an incorrect interpretation of the statutory buffer requirement around schools. Under the law, dispensaries must sit at least 500 feet from a school’s property line and 200 feet from places of worship; OCM had previously measured only door-to-door distances, a misapplication uncovered in an internal review. The state acknowledged the errors and is working with the Legislature to grandfather in affected businesses and enact a statutory fix so those operators can remain in place. This regulatory issue has coincided with heightened scrutiny of OCM’s leadership and operations. In December 2025, following a high-profile court challenge regarding licensing procedures and compliance, the head of OCM was dismissed by Governor Hochul. The leadership change is expected to result in further review of agency practices and may impact the pace and direction of cannabis licensing and regulatory reforms in New York.

During the forth quarter of 2025, management determined it is more likely than not that the New York reporting unit carrying values exceed their fair value due to updated forecasts and projections for the reporting unit. $93.5 million in intangible asset and goodwill impairment was recorded to the New York reporting unit in the fourth quarter of 2025.

New York Licenses
Valley Agriceuticals, LLC holds vertically integrated licenses in New York, authorizing the acquisition, possession, manufacture, sale, transportation, and distribution of medical marijuana. Valley Agriceuticals, LLC holds licenses in Middletown, Brooklyn, Huntington, Bardonia, and New Hartford. While these licenses are valid through November 2025, on October 6, 2025, the CCB passed resolution 2025-72 to extend the RO, ROD and ROND renewal application window. For current registration or licenses to remain valid and in full effect until such time that the CCB acts on a renewal application, registrants/licensees were required to notify the OCM prior to the expiration of their registration/license that they intend to submit a renewal application. On November 14, 2025, Valley Ag notified the OCM of its intent to timely renew its registration/license by the CCB’s newly established date of March 25, 2026, which was acknowledged by the OCM. Valley Ag’s renewal application will be submitted on or before March 25, 2026, as instructed by the CCB. Thereafter, the OCM and CCB will review the renewal application for approval. These licenses are essential to Company’s ability to supply medical cannabis products to patients throughout the state.
New York License and Regulations
The New York Licenses permit the sale of medical cannabis products to any qualified patient who possesses a physician’s recommendation. Under the terms of the New York Licenses, Valley Ag is permitted to sell OCM approved medical cannabis manufactured products to any qualified patient, provided that the patient presents a valid government-issued photo identification and OCM-issued registry identification card proving that the patient or designated caregiver meets the statutory conditions to be a qualified patient or designated caregiver. Registry identification cards are valid for one year after the date the certification is signed. The card contains the recommendation from the physician and the limitation on form or dosage of medical cannabis.

Allowable forms of medical cannabis in New York State are the following: concentrates (e.g. shatter, wax, resins), edibles (e.g., capsules, beverages, tablets, tinctures, baked goods, gummies, chocolates, and additional forms), flower, vaporization cartridges and single use pens, topical forms, and transdermal patches.

New York is a vertically-integrated system for medical cannabis; however, it does allow Registered Organizations to wholesale manufactured products to one another. As such, Valley Ag has the ability to be vertically-integrated and cultivate, harvest, process, transport, sell, and dispense cannabis products. Delivery is allowed from dispensaries to patients; however, the delivery plan must be pre-approved by the OCM.
New York Reporting Requirements
Licensees are in the process of integrating with the state’s seed-to-sale tracking system, Metrc. Valley Ag connects to the state system with its internal platforms, Dutchie and Canix. Valley Ag has completed its integration with the state system.

Every month the OCM requests a dispensing report in Microsoft Excel format, via email, showing all products dispensed for the month.

New York Inspections, Storage and Security
Cresco’s dispensaries and processing facility in New York are licensed and supervised by the New York OCM. The regulations permit Valley Ag to store medical cannabis inventory at its processing facility and dispensaries in a designated, enclosed, locked vault identified in plans and specifications that are submitted to and approved by the OCM. This storage area can only be accessible by authorized individuals. The processing facility and dispensaries must install a commercial grade security alarm system to prevent and detect diversion, theft, or loss. The facilities also must maintain surveillance equipment to capture the entire facility and provide direct access to the regulator on a real-time basis. All this equipment must be kept in good working order.

Transport of medical cannabis inventory between the processing facility and dispensaries is completed using secure, OCM registered vehicles. All inventory is properly manifested using the seed-to-sale system prior to embarking on any transport.

Inspections are randomized and primarily conducted virtually as a review of seed-to-sale and dispensing data. On-site inspections are conducted at random and when a complaint has been received by the OCM.
Massachusetts Operations
The Massachusetts medical cannabis market was established through “An Act for the Humanitarian Medical Use of Marijuana” in November 2012, when voters passed Ballot Question 3 “Massachusetts Medical Marijuana Initiative” with 63% of the vote. The first Massachusetts dispensary opened in June 2015 and by November 2016, Massachusetts voters legalized adult-use cannabis by passing ballot Question 4 “Massachusetts Marijuana

Legalization” with 54% of the vote. In July 2017, former Governor Baker signed legislation that would lay the groundwork for the state’s adult-use market. The Cannabis Control Commission (“CCC”) launched adult-use cannabis sales in November 2018.
On October 1, 2019, Cresco Labs acquired Hope Heal Health, Inc. via certain agreements giving it operational control before cash consideration was settled. On February 7, 2020, the Company legally closed the acquisition and paid the cash consideration of $27.5 million.

On September 2, 2021, the Company completed the acquisition of 100% of the membership interests of Cultivate Licensing, LLC (“Cultivate”) for total consideration of $99.3 million. Cultivate owned and operated two (2) cultivation and manufacturing center locations, two (2) adult-use and medical dispensary locations and one (1) adult-use dispensary location. The closing of this acquisition was contingent upon the Company surrendering its adult-use retail license for the Fall River dispensary. After the closing of the acquisition, the Fall River dispensary location transitioned to medical only.
The Massachusetts Senate and House of Representatives passed bills SB 2823 and HB 4791 in August of 2022. The bills address several cannabis related issues, including host community agreement reform, a social equity trust fund, and the referendum process for social consumption licenses. On August 11, 2022, former Governor Charlie Baker (R) signed both measures into law. More recently, the CCC published proposed regulations to review Host Community Agreements (“HCA”) for compliance with the new HCA law. The regulations were adopted and only apply to new applications and renewals after March 1, 2024.

Starting in January 2023, Massachusetts adopted a curriculum designed to educate teens on the risks of driving while under the influence of cannabis. Under the program, as of January 1, 2023, Massachusetts became the first state that has legalized the recreational use of marijuana to adopt the curriculum designed by the American Automobile Association Northeast, according to the state Registry of Motor Vehicles. The current driver education curriculum addressing impaired driving was updated to include information on cannabis, such as how THC, the active chemical in marijuana, affects cognition, vision, reaction time, and perception of time and distance.

On June 29, 2023, municipal equity guidance was released by the CCC that states a municipality must establish initial policies to promote equity in the cannabis industry no later than July 1, 2023, and a city or town that is not a host community must establish these policies before entering into a HCA. If a host community fails to establish the required social equity policies, the host community will be subject to a monetary penalty in an amount equal to the annual total of all HCA community impact fees received from all marijuana businesses operating within that host community. Additionally, the guidance stipulates that a city or town can choose to engage in a local voter initiative petition process or adopt a municipal ordinance or by-law to allow the sale of cannabis for consumption on the premises where sold.

During a May 22, 2023 meeting, the CCC voted to rescind their existing Social Consumption Pilot Program regulations which would have capped the number of municipalities that could serve as a host community for social consumption establishments at twelve (12) in favor of launching a new and ongoing regulatory review and drafting process under the cannabis equity law, which contains no such cap.

In December 2023, Massachusetts regulators voted to permit cannabis transport businesses to send only one (1) employee on deliveries, instead of two (2), in a move that could cut costs for such operators. By a 3-1 vote, the CCC agreed to overhaul the state’s marijuana delivery rules by easing the two-person requirement. Following a rewrite of the rules, this rule change went into effect, together with other changes, in November 2024.
In June 2025, the Massachusetts CCC approved final regulations for three new social consumption cannabis license types—Supplemental, Hospitality, and Event Organizer. These licenses will allow adults 21 and over to buy and use cannabis on-site at licensed venues, events, and partner businesses, making Massachusetts the first New England state to legalize social consumption. The regulations, effective January 2, 2026, include safeguards like banning alcohol and tobacco, last call rules, responsible vendor training, and transportation plans for impaired patrons. Municipalities must opt-in and will control local requirements. The rules also expand food service at these venues and simplify industry processes. Developed after extensive public input, the new licenses aim to boost small businesses, support equity applicants, transition legacy operators to the legal market, and enhance tourism. Implementation will involve ongoing municipal engagement, public education, and opening license applications.

Massachusetts Licenses
Cultivation and Processing Licenses
The Company operates in Massachusetts through several entities, including Cresco HHH, LLC, Cultivate Cultivation, LLC, and Cultivate Leicester, Inc. These entities collectively hold a comprehensive suite of cultivation and processing licenses, enabling the company to serve both the medical and adult-use cannabis markets. In Fall River, Cresco HHH, LLC holds a Registered Marijuana Dispensary (“RMD”) license (RMD-686) for medical cultivation, manufacturing, and processing, as well as a Marijuana Cultivator Tier 4 license (MC281478) and a Marijuana Product Manufacturer license (MP281361), with expiration dates extending through March 2027 and December 2026. In Leicester, Cultivate Cultivation, LLC holds both a Marijuana Product Manufacturer license (MP281305) and a Marijuana Cultivator license (MC281266), both expiring in March 2026 to March 2027. Additionally, Cultivate Leicester, Inc. holds cultivation and manufacturing licenses in Uxbridge and Framingham, further supporting the company’s production capabilities.
Dispensary Licenses
The Company’s retail footprint in Massachusetts is anchored by dispensary licenses held by Cultivate Leicester, Inc. and Cresco HHH, LLC. These licenses authorize the operation of both medical and adult-use dispensaries in key locations, including Fall River, Framingham, Worcester, and Leicester, with expiration dates ranging from March 2026 to December 2026. These licenses ensure that Cresco Labs can provide consistent access to regulated cannabis products for both patients and adult-use customers throughout the state.
Massachusetts License and Regulations
The CCC oversees the medical and adult-use cannabis programs. Each medical licensee must be vertically-integrated and may have up to two (2) locations. Licensed medical dispensaries are given priority in adult-use licensing. Adult-use cultivators will be grouped into eleven (11) tiers of production (ranging from up to 5,000 square feet to no larger than 100,000 square feet) and regulators will move a licensee down to a lower tier if that licensee has not shown an ability to sell at least 70% of what it produced. Medical dispensaries that wish to add the ability to sell cannabis products to non-patients will be required to reserve 35% of their inventory, or the six-month average of their medical cannabis sales for medical cannabis patients. In order to achieve an adult-use license, a prospective licensee must first sign a “Host Community Agreement” with the town in which it wishes to locate. In both the medical and adult-use markets, extracted oils, edibles, and flower products are permitted, as well as wholesaling.
Registration certificates are valid for a period of one (1) year and are subject to annual renewals after required fees are paid and the business remains in good standing. Renewal requests are typically communicated through email from the CCC and include a renewal form.
Massachusetts Reporting Requirements
The State of Massachusetts uses Metrc as the state’s T&T system used to track seed-to-sale transactions. The system allows for other third-party system integration via API. HHH, Cultivate Cultivation, LLC, and Cultivate Leicester, Inc, primarily utilizes Canix as their in-house seed-to-sale tracking system for cultivation and processing activities and Dutchie for retail, both of which integrate with Metrc via API.

Massachusetts Dispensary Requirements
A licensee shall follow its written and approved operation procedures in the operation of its dispensary locations. The siting of dispensary locations is expressly subject to local/municipal approvals pursuant to state law and municipalities that control the permitting application process that a licensee must comply with. More specifically, a licensee shall comply with all local requirements regarding siting, provided, however, that if no local requirements exist, a licensee shall not be sited within a radius of five hundred (500) feet of a school, daycare center, or any facility in which children commonly congregate. Each licensee is required to enter into a HCA with the local community in which a facility is located.

Massachusetts Security Requirements
A licensee shall implement sufficient security measures to deter and prevent unauthorized entrance into areas containing marijuana and theft of marijuana at the licensed premises. A licensee shall also utilize a security/alarm system and maintain a backup alarm system with all of the capabilities of the primary system, and both systems shall be in good working order at all times and shall be inspected and tested on regular intervals.

Massachusetts Transportation
Marijuana or marijuana-infused products (“MIPs”) may only be transported by dispensary agents on behalf of a licensee. A licensee shall staff all transport vehicles with a minimum of one (1) dispensary agent. Prior to leaving the origination location, a licensee must weigh, inventory and account for, on video, all marijuana to be transported.

Marijuana must be packaged in sealed, labeled, and tamper-proof packaging prior to and during transportation. In the case of an emergency stop, a log must be maintained describing the reason for the stop, the duration, the location, and any activities of personnel exiting the vehicle. A licensee shall ensure that all delivery times and routes are randomized. Where videotaping is required when weighing, inventorying, and accounting of marijuana before transportation or after receipt, the video must show each product being weighed, the weight, and the manifest. A licensee must document and report any unusual discrepancy in weight or inventory to the Massachusetts CCC, the state’s regulatory body which creates regulations for both the medical and adult-use markets, and local law enforcement within 24 hours. A licensee shall report to the CCC and local law enforcement any vehicle accidents, diversions, losses, or other reportable incidents that occur during transport, within 24 hours. A licensee shall retain all transportation manifests for no less than one (1) year and make them available to the CCC upon request. Any cash received from a qualifying patient or personal caregiver must be transported to a licensee immediately upon completion of the scheduled deliveries. Each dispensary agent transporting marijuana or MIPs shall have access to a secure form of communication with personnel at the origination location at all times that the vehicle contains marijuana or MIPs.

Massachusetts Inspections
The CCC, or its agents, may inspect a licensee and affiliated vehicles at any time without prior notice. Any violations found will be noted in a deficiency statement that will be provided to the licensee, and the licensee shall thereafter submit a Plan of Correction to the CCC outlining with particularity each deficiency and the timetable and steps to remediate the same. The CCC shall have the authority to suspend or revoke a certificate of registration.

Michigan Operations
In November 2008, Michigan residents approved the Michigan Medical Marihuana Act (the “MMMA”) to provide a legal framework for a safe and effective medical marijuana program. In September 2016, the Michigan Senate passed the Medical Marihuana Facilities Licensing Act and the Marihuana Tracking Act and together with the MMMA (collectively, the “Michigan Cannabis Regulations”) provides a comprehensive licensing and tracking scheme, respectively, for the medical marijuana program. Additionally, the Michigan Department of Licensing and Regulatory Affairs and its licensing board (“LARA”) has supplemented the Michigan Cannabis Regulations with “Emergency Rules” to further clarify the regulatory landscape surrounding the medical marijuana program. LARA is the main regulatory authority for the licensing of marijuana businesses.
On November 6, 2018, Michigan voters approved Proposal 1, to make marijuana legal under state and local law for adults twenty-one (21) years of age or older and to control the commercial production and distribution of marijuana under a system that licenses, regulates, and taxes the businesses involved. The act would be known as the Michigan Regulation and Taxation of Marihuana Act. In accordance with Proposal 1, LARA began accepting applications for retail (adult-use) dispensaries on November 1, 2019.
On March 25, 2019, an affiliate of the Company (the “Michigan Affiliate”) announced that it had completed the most comprehensive portion of Michigan’s application process, being pre-qualified for a cultivation and processing license in Michigan. The pre-qualification represents the authorization of the entity to move forward with the licensing process for its intended facilities.
On November 13, 2019, Michigan announced any existing medically licensed businesses would be allowed to sell adult-use marijuana beginning December 1, 2019. On March 5, 2020, the Michigan Affiliate was issued a medical processing license to begin manufacturing and processing flower into edible medical marijuana products and/or medical marijuana-infused products.
In 2020, the Michigan Affiliate received approval to operate one (1) adult-use processor license and one (1) medical processor license. The Michigan Affiliate received its first medical and adult-use cultivation licenses in June 2021. Additional cultivation licenses have been added as production capacity continues to grow.
On April 22, 2020, the Michigan Affiliate and related parties of the Company executed an amended and restated operating agreement which increased the Company’s related parties’ ownership from 50% to 85% in exchange for a capital commitment of $25.0 million. The agreement grants related parties a majority of profits, while the Company retains control, subject to a management services agreement, decision-making power, and rights to variable returns from the Michigan Affiliate.
On April 23, 2020, the Company announced that it had completed the sale of its Marshall, MI facility to Innovative Industrial Properties. Inc. (“IIP”). Concurrent with the closing of the sale, Cresco Labs entered into a long-term, triple-net lease agreement with IIP and continues to operate the property as a licensed cannabis cultivation and processing facility upon completion of redevelopment. On October 4, 2021, the Company unveiled its Marshall facility while celebrating the first harvest at the property. Following the unveiling of its Marshall facility, the Michigan Affiliate expanded its licensure to fully realize the growth potential of the Marshall facility. In late 2021, the Michigan Affiliate was awarded eight (8) additional Medical Class C Grower licenses bringing its total medical grow licenses to ten (10) in addition to its one (1) existing Medical Processor license. With increased medical grow potential, the Michigan Affiliate was also able to acquire seven (7) Adult-Use Excess Grower licenses in addition to its existing five (5) Adult-Use Class C Grow licenses and one (1) Adult-Use Processor license.

In June 2023, SB 180 and SB 179 were passed by the Senate, approved by the House of Representatives in October 2023, and subsequently signed by Governor Gretchen Whitmer (D) on October 19, 2023. The bipartisan legislation allows state-licensed marijuana businesses to conduct trade with tribal cannabis entities.

On October 7, 2025, Governor Whitmer signed into law a new 24% wholesale tax on marijuana transactions between producers/processors and dispensaries, to fund road repairs as part of her $1.8 billion infrastructure plan. The tax will stack on top of existing levies, consumers already pay a 10% excise tax and 6% sales tax, making Michigan’s total marijuana tax among the highest in the U.S.
Michigan Licenses
Cresco Labs Michigan, LLC holds an extensive portfolio of cultivation and processing licenses, supporting both medical and adult-use cannabis operations at its facility in Marshall, Michigan. The Company supports Cresco Labs Michigan, LLC’s operations through a management services agreement, as a licensed Medical Processor, expiring March 2026, and an Adult-Use Processor expiring June 2026, enabling the manufacturing and processing of a wide range of cannabis products for both patient and adult-use markets.
For cultivation, Cresco Labs Michigan, LLC holds multiple Medical Cultivation licenses, all expiring in March 2026. These licenses allow for the large-scale cultivation of medical cannabis. In addition, Cresco Labs Michigan,

LLC holds several Adult-Use Cultivation licenses and Adult-Use Excess Grower licenses, which provide expanded capacity for adult-use cannabis production.
Michigan License and Regulations
Medical products may be purchased in a retail setting from a provisioning center by registered qualified patients, registered primary caregivers connected to a registered qualifying patient (each, a “Michigan Qualified Purchaser”); in each case, Michigan Qualified Purchasers must present a valid registry identification card (a “Michigan Registry ID”) issued by LARA. For a Michigan Qualified Purchaser to receive products, provisioning centers must deploy an inventory control and tracking system that is capable of interfacing with the statewide monitoring system to determine (a) whether a Michigan Qualified Purchaser holds a Michigan Registry ID and (b) whether the sale or transfer will exceed the then-current daily and monthly purchasing limit for the holder of the Michigan Registry ID. Adult-use products may be purchased from a retail dispensary by any individual twenty-one (21) or older who provides a valid, unexpired photo identification.

All Michigan licenses are renewed annually through the Cannabis Regulatory Agency after the required fees are paid and the business remains in good standing. In addition, a sworn statement is required that states that the business is in good standing and will uphold a continuing reporting duty. The renewal fees are to be determined by the amount of gross weight of marijuana products transferred during the past year.
Michigan Reporting Requirements
Pursuant to the requirements of the Marihuana Tracking Act (the “MTA”), Michigan selected Metrc as the state’s third-party solution for integrated marihuana industry verification. Using Metrc, regulators can track third-party inventory, permissible sales, and seed-to-sale information. Additionally, provisioning centers can use the Metrc API to connect their own inventory management and/or point-of-sale systems to verify the identity as well as permissible sales. Cresco Labs Michigan, LLC, primarily utilizes Canix as its in-house seed-to-sale tracking system for cultivation and processing activities and Dutchie for retail, both of which integrate with Metrc via API.

Michigan Inspections
Inspections in Michigan are conducted on a scheduled, annual basis by agents from the Cannabis Regulatory Agency (“CRA”), which is a bureau within LARA. Agents may also conduct random inspections at any time during the license cycle, including virtual inspections of seed-to-sale data and security footage.

Michigan Storage & Security
All marihuana and marihuana equivalents must be stored securely at all times. All facilities, cultivation, processing, and retail are required to have a designated vault area for product storage. Designated vault areas must meet minimum construction requirements in regard to construction integrity and commercial locking mechanisms. Designated vault areas include specific standards around camera coverage to include clear visibility of all areas where product is stored and moved. Medical and adult-use product must be stored separately and clearly labeled as to which inventory it is included in.

Michigan Transportation
Marihuana and marihuana equivalents may only be moved between facilities in vehicles that have been registered with the CRA. Orders are individually packaged and manifested via the state mandated seed-to-sale system prior to leaving any facility. Each order is packaged individually and is coupled with its manifest within the vehicle. The route of transport, and departure and arrival times must be exact and vehicles may not vary from their route.

Florida Operations
In 2014, the Florida Legislature passed the Compassionate Use Act (the “CUA”) which was a low-THC (CBD) law, allowing cannabis containing not more than 0.8% THC to be sold to patients diagnosed with severe seizures or muscle spasms and cancer. The CUA created a competitive licensing structure and originally allowed for one (1) vertically-integrated license to be awarded in each of five (5) regions. The CUA set forth the criteria for applicants as well as the minimum qualifying criteria which included the requirement to hold a nursery certificate evidencing the capacity to cultivate a minimum of 400,000 plants, to be operated by a nurseryman and to be a registered nursery for at least thirty (30) continuous years. The CUA also created a state registry to track dispensations. In 2016, the Florida Legislature passed the Right to Try Act (the “RTA”), which expanded the State’s medical cannabis program to allow for full potency THC products to be sold as “medical marijuana” to qualified patients.

In November of 2016, the Florida Medical Marijuana Legalization ballot initiative (the “Initiative”) to expand the medical cannabis program under the RTA was approved by 71.3% of voters, thereby amending the Florida constitution. The Initiative is now codified as Article X Section 29 of the Florida Constitution and Section 381.986 of the Florida Statues.

The Initiative expanded the list of qualifying medical conditions to include cancer, epilepsy, glaucoma, HIV and AIDS, PTSD, ALS, Crohn’s disease, Parkinson’s disease, multiple sclerosis, or other debilitating medical conditions of the same kind or class or comparable to those other qualifying conditions and for which a physician believes the benefits outweigh the risks to the patient. The Initiative also provided for the implementation of state-issued medical cannabis identification cards. In 2017, the Florida Legislature passed legislation implementing the constitutional amendment and further codifying the changes set forth in the constitution into law (the “2017 Law”). The 2017 Law provides for the issuance of ten (10) licenses to specific entities and another four (4) licenses to be issued for every 100,000 active qualified patients added to the registry. The 2017 Law also initially limited license holders to a maximum of twenty-five (25) dispensary locations with the ability to purchase additional dispensary locations from one another and for an additional five (5) locations to be allowed by the State for every 100,000 active qualified patients added to the registry. The 2017 Law’s cap on dispensing facilities is no longer in effect.

On March 18, 2019, Governor Ron DeSantis (R) signed SB 182 “Medical Use of Marijuana” into law. Among other provisions, SB 182 repealed the state’s smoking ban that had been in place. The medical program is currently administered by the Florida Department of Health’s (“FDOH”) Office of Medical Marijuana Use (“OMMU”). OMMU is responsible for crafting and implementing regulations governing the program, overseeing the Medical Marijuana Use Registry, licensing operators to cultivate, process, and dispense medical marijuana and certifying testing laboratories. Governor DeSantis signed SB 768 into law on April 20, 2022, which includes the following provisions: FDOH will now collect samples of marijuana and marijuana delivery devices from a medical marijuana treatment center (“MMTC”) for specified testing, rather than only samples of edibles; FDOH is required to promulgate rules to allow for potency variations not to exceed 15% from labels and FDOH has the authority not to renew the license of a MMTC that has not begun to cultivate by their renewal date.

In February 2023, the FDOH announced that it would begin accepting applications for the newly created twenty-two (22) medical marijuana licenses from April 24, 2023 to April 28, 2023. After the application period concluded, a detailed review and assessment process took place. As a result, in November 2024, twenty-two (22) applicants were granted medical marijuana licenses.

In May 2023, Governor DeSantis signed HB 387 into law, which allows a qualified physician to conduct an examination by telehealth for a patient’s medical marijuana certification renewal if the physician previously conducted an in-person exam of the patient for the purpose of certification. The bill also helps Black farmers obtain medical marijuana licenses.

In June 2023, Governor DeSantis signed SB 1676 into law, which aims to ensure that all hemp products sold in Florida are safe for human consumption. Legal hemp products must comply with several requirements outlined in SB 1676, which includes requirements that any retailer distributing hemp products in the state test their products in a certified hemp testing laboratory and sales are restricted to adults aged twenty-one (21) or over beginning July 1,

2023. Hemp retailers in the state must also obtain a license from the Florida Department of Agriculture and Consumer Services. In March 2025, amended Rule 5K-4.034 governing hemp and hemp extract products for human consumption took effect. These updates implement statutory changes enacted during the 2023 legislative session and primarily impact how hemp extract products are advertised, marketed, labeled, and packaged.

On April 14, 2021, the Company completed the acquisition of Bluma Wellness Inc. (“Bluma”) for total consideration of $238.1 million. Bluma owned and operated 3 Boys Farm, LLC dba One Plant Florida (“One Plant”), a vertically-integrated, licensed MMTC in the state of Florida. As of the acquisition date, Bluma, under One Plant, had eight (8) strategically located dispensaries, rebranded as Sunnyside*®. As of the date of this MD&A, Cresco Labs has thirty-one (31) medical dispensaries.

In November 2024, an effort to legalize the use of recreational marijuana in Florida failed at the ballot box. Despite endorsements from the Florida Democratic Party to President Donald Trump, Amendment 3, which would have legalized the recreational use and manufacturing of marijuana in the state, received 56% of the vote, but failed to get the 60% voter support needed to pass a state constitutional amendment. Following this outcome, advocacy groups and industry stakeholders have launched a renewed campaign to place a similar initiative on the November 2026 ballot. Efforts are underway to gather the necessary signatures and build bipartisan support, with proponents aiming to address concerns raised during the previous campaign and further educate voters on the potential economic and social benefits of legalization.

Florida Licenses
The Company operates in Florida through its subsidiary, 3 Boys Farms, LLC, which holds a Medical Marijuana Treatment Center (“MMTC”) license. This MMTC license is a vertically integrated authorization, permitting 3 Boys Farm, LLC to cultivate, process, transport, and dispense medical cannabis throughout the state. The license covers all aspects of the medical cannabis supply chain, from seed to sale, and is valid through June 2026, with renewal applications submitted in accordance with Florida Office of Medical Marijuana Use requirements.
Florida License and Regulations
The Florida license is a vertically integrated MMTC license. The license is issued by the FDOH’s OMMU and license holders can only own one license. There is no limit on the number of facilities that can be operated under an MMTC license. The Florida license is renewed bi-annually through the OMMU and the business remains in good standing.
Florida Reporting Requirements
3 Boys Farms uses Canix for cultivation and production operations and Dutchie for its retail operations, which are integrated with OMMU’s selected seed-to-sale tracking system, BioTrack.

Florida Inspections, Storage and Security
Cresco’s Florida facilities, both grow/processing and dispensaries, are regulated by the OMMU, an office within the Florida Department of Health. OMMU requires a licensee to establish security systems sufficient to ensure the safety of all individuals on site as well as security of all medical marijuana and medical marijuana product.

Each site must maintain a video surveillance system which includes camera coverage of all areas within the licensed site. This includes but is not limited to coverage of all means of ingress and egress, product storage areas, sales areas, and the perimeter of the facility. Cameras must be of a resolution and quality to be able to make out each individual, during day and night hours. Footage must be retained for a pre-determined timeframe, and employees within the facility must have the ability to access the system and generate historical footage, as well as still images.

All facilities must also maintain a physical security system inclusive of locks, access control devices, and audible alarms. All areas containing medical marijuana or medical marijuana product must be sufficiently secured from the public with access limited to specific credentialed employees.

Medical marijuana and medical marijuana product must be stored in a vault room whose design is submitted to and approved by OMMU. Vaults must meet specific security requirements to prevent unauthorized access or product theft/diversion. Security systems in vault areas are highly scrutinized so that all activity within the vault can be tracked at all times.

Inspections of all facility types in Florida are conducted by OMMU agents. Regular inspections happen upon the opening of new facilities and at the annual license review of each facility. Outside of those, random inspections can occur at any time, both on-site as well as desk reviews of security footage and seed to sale data.

Florida Transportation
Transportation of product between grow/process sites and dispensaries in Florida must be completed within an OMMU registered vehicle. All vehicles must maintain insurance coverage limits predetermined by OMMU. Product for delivery is segregated by individual delivery, with a prefilled manifest for each delivery accompanying. All manifests must be generated prior to leaving the grow/process facility. During deliveries, two (2) employees of the grow/process facility must stay with the vehicle at all times.

Kentucky Operations
On March 31, 2023, Governor Andy Beshear signed SB 47, an Act relating to medicinal cannabis, into law, which legalized medical cannabis beginning January 1, 2025 and granted oversight and regulation of the medical program to the Cabinet of Health and Family Services (“Cabinet”). This Act also created the Office of Medical Cannabis (“OMC”) within the Cabinet.

On April 18, 2024, the governor signed HB 829 into law, which among other things, expedited the timeline for cannabis business licensing from January 1, 2025 to July 2024. Simultaneously, the Cabinet filed 17 regulations establishing the processes and procedures for medical cannabis businesses and registered cardholders. For purposes of dispensary distribution, the state was divided into 8 regions: Region 1 (Bluegrass), Region 2 (Kentuckiana), Region 3 (Northeast), Region 4 (South Central), Region 5 (Cumberland), Region 6 (Mountain), Region 7 (Pennyrile), and Region 8 (West Kentucky). The initial medicinal cannabis business license application period was open from July 1, 2024 to August 31, 2024 and offered the following license types and quantities: Tier I cultivator (10), Tier II cultivator (4), Tier III cultivator (2), Processor (10), Dispensary (48), and Safety Compliance Facility (unlimited).

Initial medicinal cannabis licenses were awarded via lottery with each eligible applicant receiving a unique numerical identifier. On October 28, 2024 the Kentucky Lottery Corporation held the first lottery for cultivator Tier I, cultivator Tier II, cultivator Tier III, and processor licenses. KSKYAPP, LLC was selected as one (1) of two (2) Tier III cultivators. The dispensary lotteries were divided into two (2) separate dates based on regions. Dispensary licenses for regions three (3) through eight (8) were selected on November 25, 2024 and Regions one (1) and two (2) were selected on December 16, 2024. BSRKYAPP, LLC was awarded a license during the November lottery within Region six (6).

KSKYAPP, LLC entered into a MSA with CL Kentucky Cultivation, LLC on February 25, 2025, which was submitted to the OMC upon execution.

BSRKYAPP, LLC entered into an MSA with CL Kentucky Dispensing, LLC on March 3, 2025, and submitted to the OMC upon execution.

On May 12, 2025 the OMC approved the sale and transfer of a processor license from Jill’s Dispensary LLC to RSKYAPP, LLC. In preparation for the license transfer and in order to receive management support for the subsequent establishment of business activities, RSKYAPP, LLC entered into an MSA with CL Kentucky Processing, LLC on June 7, 2025, which was submitted to the OMC upon execution. The processor license was effectively transferred to RSKYAPP, LLC on June 16, 2025.

The first medicinal cannabis dispensary opened in December 2025.
Kentucky Licenses
Cultivation License
The Company operates in Kentucky through its management service agreements with KSKYAPP, LLC, RSKYAPP, LLC, and BSRKYAPP, LLC. KSKYAPP, LLC holds a medical cannabis cultivator license. This license authorizes KSKYAPP, LLC to cultivate medical cannabis at its facility in Winchester, Kentucky. The license is valid through December 2026, with renewal applications submitted in accordance with Kentucky Office of Medical Cannabis requirements. The cultivation license is essential for Company’s ability to support KSKYAPP, LLC in supplying medical cannabis products to dispensaries and patients throughout the state.
Processing License
RSKYAPP, LLC holds a medical cannabis processor license, permitting the extraction, manufacturing, and packaging of medical cannabis products. This processor license is also valid through December 2026 and, once operational, will ensure that the Company can support RSKYAPP, LLC’s production of a wide range of medical cannabis products in compliance with Kentucky’s regulatory standards.
Dispensary License
BSRKYAPP, LLC. is authorized to operate medical cannabis dispensaries under its medical cannabis dispensary license. This license allows the Company to support BSRKYAPP, LLC in the dispensing of medical cannabis products directly to patients at its retail location that will be opened in Prestonsburg, Kentucky. The dispensary license is valid through December 2026.
Kentucky License and Regulations
The retail dispensary license authorizes the licensee to purchase medical cannabis and medical cannabis products from medical cultivation and processor facilities and allows the sale of medical cannabis and cannabis products to registered qualified patients and visiting qualified patients.

The medical cultivation and processor licenses authorize the licensees to (depending on license type) acquire, possess, cultivate, manufacture/process into medical cannabis and cannabis products, deliver, transfer, have tested, transport, supply, or sell medical cannabis and cannabis product to licensed medical cannabis dispensaries.

Kentucky licenses are renewable annually by the OMC. The OMC provides notification to licensees at least ninety (90) calendar days prior to the date of expiration. Renewal applications must be submitted by licensees to the Cabinet at least sixty (60) calendar days prior to the date of expiration. The OMC must acknowledge receipt of renewal applications within fifteen (15) calendar days of submission and must review each application to determine completeness. Onsite inspection may be conducted by the OMC to ensure licensee compliance prior to renewing the license(s).

Kentucky Reporting Requirements
Kentucky requires licensees to use Metrc to transmit data to the state in compliance with reporting requirements. The licensees will integrate their in-house seed-to-sale tracking systems with the state’s Metrc software to capture the necessary data points required by Kentucky medical cannabis laws and regulations.

Kentucky Inspections, Storage and Security
Kentucky regulations require all licensees to maintain storage areas in a clean and orderly condition, free from infestation. These separate and locked limited access areas are used by licensees to store medicinal cannabis that is expired, damaged, deteriorated, mislabeled, contaminated, recalled, or whose containers or packages have been opened or breached until the medicinal cannabis is destroyed or otherwise disposed of.

The regulations also require all licensed facilities to have a commercial grade security system to prevent unauthorized entry and to prevent and detect any adverse loss. The security system must include a professionally monitored alarm system that covers the interior and exterior of the entire facility, including a silent alarm. All equipment must be kept in good working order and inspected and tested on an annual basis by a third-party.

Inspections of all licensees is the responsibility of the Cabinet for Health and Family Services and may be announced or conducted on a random cadence.

Kentucky Transportation
Medicinal cannabis and medicinal cannabis products may only be transported in registered vehicles that are equipped with an alarm system, including a minimum of two (2) video cameras, and a global positioning system to ensure safe and efficient delivery. All medicinal cannabis and medicinal cannabis products for transport must be manifested prior to leaving a facility and shall be held under lock-and-key for the duration of transportation. A licensee must staff all transport vehicles with a minimum of one (1) delivery driver.

During transport, medicinal cannabis must be fully enclosed within packaging to protect against contamination and must be accompanied by all tracking tags required by Kentucky’s designated seed-to-sale tracking system. When traveling between cannabis businesses, a delivery driver must proceed directly to the receiving cannabis business without any unnecessary stops. Licensees are required to immediately report to the OMC any vehicle accidents, diversions, losses, or other reportable events that occur during transportation. Each delivery driver shall have access to a secure form of communication to contact the originating and receiving facilities at all times that the vehicle contains medicinal cannabis.

Cresco Compliance Program
Cresco’s Code of Conduct and Ethics is based on the Federal Sentencing Guidelines, subsequent guidance from the Office of Inspector General, and applicable federal and state laws, and regulations.

The Code of Conduct establishes Cresco Labs’ expectations for the conduct of all employees. All employees are expected to read, understand, and comply with the Code of Conduct and Company Policies. The Code of Conduct is introduced at onboarding for all new hires and is permanently posted in the Policy Library of the employee intranet. Employees are expected to raise issues, concerns, and report any violations in good faith and can do so with full confidence in their actions. If an employee does not wish to be identified, an independent hotline channel is available and is managed by an independent company. Retaliation against a reporting person by anyone may be against the law and is a direct violation of the Code of Conduct. Anti-retaliation policy training is an annual training subject for all people leaders. Employees are also protected from retaliation for any participation in a company led investigation of possible violations. Cresco Labs is committed to prompt and thorough investigation of any matter that violates the Code of Conduct or any other Company Policies. All allegations of wrongdoing reported through the above referenced hotline are appropriately investigated; such investigations are overseen and reviewed by the VP of Ethics and Compliance, in consultation with appropriate parties within Human Resources, Legal, Regulatory, Security, and/or Quality Assurance. All reported material incidents and trends are reviewed by the Company’s Audit Committee and the Company’s Ethics Committee.

Risk & Control Framework

Cresco continues to work closely with internal and external risk area experts to further develop, enhance, and improve its compliance and risk management and mitigation processes and procedures in furtherance of continued compliance with the complex federal and state regulatory frameworks under which Cresco Labs operations are subject. The internal compliance program currently in place includes continued monitoring by managers and executives of Cresco and its subsidiaries to ensure that all operations conform to and comply with required laws, regulations, and operating procedures. Cresco further requires its operating subsidiaries to report and disclose all instances of non-compliance, regulatory, administrative, or legal proceedings that may be initiated against them.

Regulatory Compliance Program

Cresco has developed and continues to refine a robust regulatory compliance program designed to ensure operational requirements continue to be satisfied, and has worked closely with internal and external experts and counsel (“Regulatory Counsel”) covering every jurisdiction (state and local) in which it operates to assist in the development of Standard Operating Procedures (“SOPs”) which assist the Company in managing and monitoring its compliance with U.S. state law on an ongoing basis.

The Facility Directors, compliance and adherence team members, Regulatory Counsel, licensing professionals, and government affairs representatives for each jurisdiction serve as the liaison to state and local regulators during both regular business hours and after hours. Those individuals and teams are collectively responsible for ensuring operations and employees strictly comply with applicable laws, regulations, and licensing conditions and ensure that operations do not endanger the health, safety, or welfare of the community. The Facility Directors, compliance and adherence team members, Regulatory Counsel, licensing professionals, and government affairs representatives covering each location coordinate with each operational unit within each facility to ensure that the operation and all employees are following and complying with Cresco’s security procedures and all regulatory compliance standards.
In conjunction with Cresco’s Human Resources and Operations departments, the compliance and adherence teams, and Quality departments help oversee and implement mandatory training for employees based on their function and role, including but not limited to the following topics:

•Compliance with state and local laws
•Dispensing procedures
•Security & safety policies and procedures
•Inventory control procedures
•Seed-to-sale Tracking System
•Cultivation, Manufacturing & Quality Control
•Customer Complaints, Returns & Recalls procedures
•Distribution & Transportation procedures
Cresco’s compliance program emphasizes security and inventory control to ensure strict monitoring of cannabis and inventory from cultivation to sale or disposal. Only authorized, properly trained employees are allowed to access Cresco’s computerized seed-to-sale system.

Cresco’s compliance and adherence team members, Regulatory Counsel, licensing professionals, and government affairs representatives monitor all compliance notifications from regulators and inspectors in each market to ensure timely resolution of issues identified. Those individuals and teams maintain records of compliance notifications received from the state regulators or inspectors and how and when the issue was resolved. Cresco has a comprehensive set of SOPs that include detailed descriptions and instructions for receiving shipments of inventory, inventory tracking, recordkeeping, and record retention practices related to inventory, as well as procedures for performing inventory reconciliation and ensuring the accuracy of inventory tracking and recordkeeping, among other subjects. Cresco maintains accurate records of its inventory at all licensed facilities. Adherence to Cresco’s SOPs is mandatory and ensures that Cresco’s operations are compliant with the rules set forth by the applicable state and local laws, regulations, ordinances, licensing, and other requirements.

Seed-to-Sale Tracking Software

The Company utilizes state specified and/or approved third-party seed-to-sale tracking platforms, as required by state regulations, that integrate the inventory management program and facilitates the reporting, review, and assurance of continued compliance with state and local requirements. As specified by state requirements and Cresco Labs’ SOPs, daily, weekly, and monthly inventory counts, as well as random inventory spot checks, are built into routine operations to ensure that physical product inventory reflects the records of the inventory management systems. Product lots are traceable from cultivation through the manufacturing and shipping processes. This traceability is tested and verified at least annually.

Product Quality

Cresco Labs ensures compliance and the integrity of our products through the implementation of an effective quality management system. Operations follow established processes and quality is measured and monitored to ensure issues are identified and addressed in a timely manner.

RECENT DEVELOPMENTS
During the first quarter of 2026, the Company has entered into a purchase agreement, pending approval, which will result in the acquisition of 9 dispensaries for the purpose of expanding the Company’s national presence. Total consideration is an estimated $50.0 million, subject to certain closing adjustments.

In January 2026, the Company entered into an equity distribution agreement with Haywood Securities Inc. Pursuant to this agreement, the Company is able, from time to time, to sell up to C$140 million of its SVS in Canada (the “ATM Program”). The ATM Program was made pursuant to the 2025 Shelf Prospectus and a prospectus supplement dated January 29, 2026. The ATM Program will expire in November of 2027.
On October 31, 2025, the Company completed the sale of its Sonoma’s Finest cultivation facility, which was classified as held for sale as of September 30, 2025. The Company received $2.1 million in proceeds from the sale comprised of $0.4 million of cash on closing along with a $1.7 million seller note with an 8% interest rate payable over an 18-month period.
On August 20, 2025, the Company commenced an offer for a one-time stock award exchange program (the “Award Exchange Program”) to certain employee option holders (“Eligible Participants”) who held certain underwater stock options and remained employed by the Company through the completion of the Award Exchange Program. Eligible Participants with an outstanding stock option that had an exercise price equal to or greater than $2.25 or 6.62 times the closing price on the expiration date of the Award Exchange Program of September 17, 2025 or with an outstanding stock option expiring before September 30, 2030, had the option to exchange their existing options for new RSUs (“New RSUs”) with a three-year vesting period. Eligible Participants had until September 17, 2025 to elect to exchange their existing stock options. Pursuant to the Award Exchange Program, 15 eligible participants elected to exchange 8.9 million stock options for 8.9 million New RSUs. The Award Exchange Program was subject to a shareholder vote at the Company’s Annual General and Special Meeting of shareholders held on September 16, 2025. The Award Exchange Program was approved as of the meeting. On September 17, 2025, the Company granted 8.9 million New RSUs pursuant to the terms of the Option Exchange Program and the Plan. Incremental expense of $5.6 million will be recognized over the three-year vesting period of the New RSUs.

On August 13, 2025, the Company closed a refinancing of the Company’s senior secured credit facility (“Senior Secured Term Loan”). The new $325 million senior secured term loan bears an interest rate of 12.5% per annum and matures on August 13, 2030. It replaces the Company’s prior $360 million facility, reducing total debt, extending the maturity to 2030, and providing enhanced flexibility to prepay up to $125 million at a reduced premium. Proceeds from the new facility, together with cash on hand, were used to repay in full the existing term loan. The facility contains no equity or convertible features and includes customary financial and operational covenants.

On June 13, 2025, the Company’s board of directors approved plans for the sale of its Cub City and Sonoma’s Finest cultivation facilities.

On March 10, 2025, the Company announced its MSAs with a tier 3 cultivation license in Kentucky. The agreement entitles the Company to manage and operate a cultivation facility with up to 25,000 square feet of canopy, establishing the Company as one of only two operators of Kentucky’s coveted Tier 3 cultivation licenses. As of June 30, 2025, the Company has entered into three (3) MSAs with KSKYAPP, LLC, holder of a Kentucky cultivation license, BSRKYAPP, LLC, holder of a Kentucky dispensing license, and RSKYAPP, LLC, holder of a Kentucky processing license.

COMPONENTS OF OUR RESULTS OF OPERATIONS
Revenue
For the three months ended December 31, 2025 and 2024, approximately 65.5% and 66.8%, respectively, of our revenue was derived from Company-owned retail dispensary locations. Retail revenue includes medical and adult-use cannabis sales. Revenue from the wholesale of cannabis products represents the remaining 34.5% and 33.2%, respectively, for the same periods. For the year ended December 31, 2025 and 2024, approximately 66.0% and 65.1%, respectively, of our revenue was derived from Company-owned retail dispensary locations. Retail revenue includes medical and adult-use cannabis sales. Revenue from the wholesale of cannabis products represents the remaining 34.0% and 34.9%, respectively, for the same periods. Sales discounts were approximately 29.6% and 24.6% of gross revenue for the year ended December 31, 2025 and 2024, respectively.

Gross profit
Gross profit is calculated as revenue less cost of goods sold (“COGS”). COGS includes the direct and indirect costs attributable to the cultivation and production of the products sold and is comprised of the following:

•Direct and indirect labor costs: Include all salaries, benefits, and taxes for all employees at the cultivation and manufacturing facilities.
•Direct supplies: Include direct material costs for maintenance of the plant, supplies and nutrients, production expenses including inventory purchases, packaging costs, and equipment used to process marijuana.
•Facility expenses: The facility expenses for the cultivation operations are the cost for the facility, utilities, property taxes, maintenance, and costs associated with monitoring the security systems.
•Other operating expenses: Include all costs associated with the facility itself, including insurance, community benefit fees, professional services related to licenses and compliance, uniforms, employee training programs, tracking and inventory management systems, product testing, business development, information technology, license renewal fees, and certain excise taxes.
In addition to market fluctuations, cannabis costs are affected by various state regulations that limit the sourcing and procurement of cannabis products. The changes in regulatory environments may create fluctuations in gross profit over comparative periods. Additionally, gross profit may include the cost of inventory required to be marked to fair value as part of purchase accounting in a business combination.

Selling, general, and administrative expenses (“SG&A”)
SG&A consist of employee salary and benefit costs, depreciation and amortization, professional and legal fees, advertising and marketing, office and retail operation costs, share-based compensation, certain excise taxes, technology, insurance, security, travel and entertainment, and rent expense. SG&A is a component of Total operating expenses as discussed in the “Selected Financial Information” section below.
For the three months and years ended December 31, 2025 and 2024, SG&A was comprised of the following:

	Three Months Ended December 31,		Year Ended December 31,
($ in thousands)	2025	2024	2025	2024
	(unaudited)
Salaries and benefits	$31,846	$33,629	$130,310	$129,501
Occupancy and facility expenses	7,356	7,059	28,218	28,865
Depreciation and amortization	4,966	5,457	20,178	21,770
Professional and legal fees	7,779	3,279	18,873	17,226
Selling and marketing expense	3,004	3,199	11,000	10,664
Office and general expense	2,189	2,703	9,529	10,196
Share-based compensation	3,415	3,133	9,413	11,803
Other expense	4,840	6,161	19,933	24,817
Total SG&A	$65,395	$64,620	$247,454	$254,842
Other expense, net
Other expense, net consists mainly of recurring gains (losses) on investments, foreign currency, loss on provision for loan receivables, gain (loss) on disposition of assets, as well as ad hoc expenses, such as gain (loss) on lease termination, and loss on debt extinguishment. These gains (losses) do not generally correlate to revenue. Other expense, net is added to Interest expense, net, to sum to Total other expense, net discussed in the “Selected Financial Information” section below.

For the three months and years ended December 31, 2025 and 2024, Other expense, net consisted of the following:

	Three Months Ended December 31,		Year Ended December 31,
($ in thousands)	2025	2024	2025	2024
	(unaudited)
Loss on debt extinguishment	$—	$(1,002)	$(16,363)	$(1,002)
Loss on disposal of assets	(143)	(25)	(2,370)	(683)
Loss on lease termination	(283)	—	(1,144)	—
(Loss) gain on foreign currency	(202)	807	(617)	1,039
Loss on provision - loan receivable	(81)	(68)	(170)	(330)
(Loss) gain on investments held at fair value	(12)	5	(67)	(72)
Tax receivable agreement income (expense)	1,348	(4,981)	1,542	(65,648)
Changes in fair value of deferred and contingent considerations	1,043	116	1,105	(1,378)
Other income, net	994	1,992	6,929	4,767
Other income (expense), net	$2,664	$(3,156)	$(11,155)	$(63,307)

Interest expense, net
Interest expense, net consists mainly of interest on notes and loans payable, financing activities, leases, accretion of debt discount and amortization of deferred financing fees, and interest income. Interest expense, net is included in Total other expense, net discussed in the “Selected Financial Information” section below.

For the three months and years ended December 31, 2025 and 2024, Interest expense, net consisted of the following:

	Three Months Ended December 31,		Year Ended December 31,
($ in thousands)	2025	2024	2025	2024
	(unaudited)
Interest expense – notes and loans payable	$(11,459)	$(9,004)	$(41,746)	$(37,926)
Interest expense – financing activities	(2,796)	(2,869)	(11,273)	(11,549)
Accretion of debt discount and amortization of deferred financing fees	(646)	(1,201)	(4,059)	(4,855)
Interest expense – leases	(715)	(772)	(2,930)	(3,146)
Interest income	1,363	657	3,748	2,922
Other interest expense	(11)	(6)	(20)	(47)
Interest expense, net	$(14,264)	$(13,195)	$(56,280)	$(54,601)
Income Taxes
The Company is classified for U.S. federal income tax purposes as a U.S. corporation under Section 7874 of the IRC. The Company is subject to income taxes in the jurisdictions in which it operates and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. As the Company operates in the cannabis industry, the Company is subject to the limits of IRC Section 280E for U.S. federal income tax purposes as well as state income tax purposes. Under IRC Section 280E, the Company is only allowed to deduct expenses directly related to the cost of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E.

However, beginning in 2024, the Company is taking an uncertain tax position that its operations are not subject to IRC Section 280E and therefore intends to deduct such expenses with a related uncertain tax liability offsetting such deductions.

Additionally, certain states including Arizona, California, Illinois, Massachusetts, Michigan, Pennsylvania, and New York do not conform to IRC Section 280E and, accordingly, the Company generally deducts all operating expenses on its income tax returns in these states.

SELECTED FINANCIAL INFORMATION
The Company reports results of operations of its affiliates from the date that control commences, either through the purchase of the business, through a management agreement, or through other arrangements that grant such control. The following selected financial information includes only the results of operations after the Company established control of its affiliates. Accordingly, the information included below may not be representative of the results of operations if such affiliates had included their results of operations for the entire reporting period. For discussion of our fiscal 2024 results of operations and comparison with fiscal 2023 results of operations, please refer to “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” filed on SEDAR+ and EDGAR on March 14, 2025.

Summary of Unaudited Quarterly Results

($ in thousands)	2025				2024
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues, net	$161,553	$164,913	$163,624	$165,757	$175,909	$179,783	$184,356	$184,295
(Loss) income from operations	(75,545)	17,828	16,141	13,589	19,406	26,343	32,380	29,163
Net loss attributable to Cresco Labs Inc.	(87,588)	(17,054)	(16,334)	(14,432)	(4,372)	(10,541)	(54,332)	(5,193)
Basic and Diluted EPS	$(0.25)	$(0.05)	$(0.05)	$(0.04)	$(0.01)	$(0.03)	$(0.16)	$(0.02)

Results of Operations

Three Months Ended December 31, 2025 Compared to the Three Months Ended December 31, 2024

The following tables set forth selected consolidated financial information for the periods indicated that are derived from our Consolidated Financial Statements and the respective accompanying notes prepared in accordance with GAAP.

The selected unaudited consolidated financial information set out below may not be indicative of the Company’s future performance:

	Three Months Ended December 31,
($ in thousands)	2025	2024	$ Change	% Change[2]
Revenues, net	$161,553	$175,909	$(14,356)	(8.2)%
Cost of goods sold	78,232	91,883	(13,651)	(14.9)%
Gross profit	83,321	84,026	(705)	(0.8)%
Selling, general, and administrative	65,395	64,620	775	1.2%
Impairment loss	93,471	—	93,471	100.0%
Total operating expenses	158,866	64,620	94,246	145.8%
Total other expense, net	(11,600)	(16,351)	4,751	(29.1)%
Income tax expense	(1,804)	(2,616)	812	(31.0)%
Net (loss) income[1]	$(88,949)	$439	$(89,388)	nm
[1]Net (loss) income includes amounts attributable to non-controlling interests.
[2]Percentage changes shown as “nm” (not meaningful) are values greater than 399%.

Revenues, net
Revenue for the three months ended December 31, 2025, decreased $14.4 million, or 8.2%, compared to the three months ended December 31, 2024. The decrease in revenue was primarily driven by price compression and increased competition in the Illinois, Pennsylvania, and Florida markets as well as reduced operations in California compared to the prior year period. The decrease was partially offset by wholesale growth in Massachusetts, and retail growth in Ohio due to legalizing adult-use of cannabis.

COGS and Gross profit
COGS for the three months ended December 31, 2025, decreased $13.7 million, or 14.9%, compared to the three months ended December 31, 2024. The decrease was primarily attributable to decreased sales in Illinois, Pennsylvania, and California.

Gross profit decreased by $0.7 million, or 0.8%, for the three months ended December 31, 2025, compared to the three months ended December 31, 2024. The decrease in gross profit was primarily driven by lower sales in Illinois and Pennsylvania offset by increased sales in Ohio and Massachusetts. As a percentage of revenue, gross profit was 51.6% and 47.8% for the three months ended December 31, 2025 and December 31, 2024, respectively. The increase in gross profit as a percentage of revenue was driven by lower cost of sales from higher margin states due to improved operational efficiencies.

Total operating expenses
Total operating expenses for the three months ended December 31, 2025, increased $94.2 million, or 145.8% compared to the three months ended December 31, 2024. The increase was primarily attributable to impairment of the New York reporting unit of $93.5 million as management determined it is more likely than not that the carrying value exceed its fair value due to updated forecasts and projections.

Total other expense, net
Total other expense, net for the three months ended December 31, 2025, decreased $4.8 million, or 29.1%, compared to the three months ended December 31, 2024. The decrease was primarily attributable to a $5.0 million tax receivable agreement expense recognized during the fourth quarter of 2024 as a result of the company’s IRC Section 280E position.

Provision for income taxes

Income tax expense for the three months ended December 31, 2025, decreased $0.8 million, compared to the three months ended December 31, 2024. The decrease was primarily due to lesser gross profit.

Net (loss) income
Net loss for the three months ended December 31, 2025, increased $89.4 million compared to the three months ended December 31, 2024. The change was primarily driven by the increase in impairment expense discussed above.

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

The following tables set forth selected consolidated financial information for the periods indicated that are derived from our Consolidated Financial Statements and the respective accompanying notes prepared in accordance with GAAP.

The selected consolidated financial information set out below may not be indicative of the Company’s future performance:

	Year Ended December 31,
($ in thousands)	2025	2024	$ Change	% Change[2]
Revenues, net	$655,847	$724,343	$(68,496)	(9.5)%
Cost of goods sold	331,279	359,889	(28,610)	(7.9)%
Gross profit	324,568	364,454	(39,886)	(10.9)%
Selling, general, and administrative	247,454	254,842	(7,388)	(2.9)%
Impairment loss	105,101	2,320	102,781	nm
Total operating expenses	352,555	257,162	95,393	37.1%
Total other expense, net	(67,435)	(117,908)	50,473	(42.8)%
Income tax expense	(44,622)	(49,873)	5,251	(10.5)%
Net loss[1]	$(140,044)	$(60,489)	$(79,555)	131.5%
[1]Net loss includes amounts attributable to non-controlling interests.
[2]Percentage changes shown as “nm” (not meaningful) are values greater than 399%.
Revenues, net
Revenue for the year ended December 31, 2025, decreased $68.5 million, or 9.5%, compared to the year ended December 31, 2024. The decrease in revenue was primarily driven by increased competition, price compression, and price discounting in the Illinois, Pennsylvania, and Florida markets. The decrease was partially offset by growth in Ohio due to legalizing adult-use of cannabis, and wholesale growth in Massachusetts.

COGS and Gross profit
COGS for the year ended December 31, 2025, decreased $28.6 million, or 7.9%, compared to the year ended December 31, 2024. The decrease was primarily attributable to lower sales in Illinois offset by retail growth in Ohio legalizing audit-use of cannabis.

Gross profit decreased by $39.9 million, or 10.9%, for the year ended December 31, 2025, compared to the year ended December 31, 2024. The decrease in gross profit was primarily driven by lower sales in Illinois, Pennsylvania, and Florida offset by offset by increased sales in Ohio. As a percentage of revenue, gross profit was 49.5% and 50.3% for the year ended December 31, 2025 and December 31, 2024, respectively. The decrease in gross profit as a percentage of revenue was driven by lower sales from higher margin states from increased competition, and price compression.

Total operating expenses
Total operating expenses for the year ended December 31, 2025, increased $95.4 million, or 37.1%, compared to the year ended December 31, 2024. The increase was primarily attributable to $105.1 million of impairment charges recorded during the year ended December 31, 2025 primarily due to impairment of $93.5 million of the New York reporting unit of as management determined it is more likely than not that the carrying value exceed its fair value due to updated forecasts and projections.

Total other expense, net
Total other expense, net for the year ended December 31, 2025, decreased $50.5 million, or 42.8%, compared to the year ended December 31, 2024. The decrease was primarily attributable to $65.6 million in tax receivable agreement expense recognized in 2024 related to the Company’s IRC Section 280E position. The decrease was partially offset by a $16.4 million loss on debt extinguishment recognized during the third quarter of 2025 as a result of the Company retiring its Senior Loan.

Provision for income taxes
Income tax expense for the year ended December 31, 2025, decreased $5.3 million, or 10.5%, compared to the year ended December 31, 2024. The decrease was primarily due to lesser gross profit.

Net loss
Net loss for the year ended December 31, 2025, increased $79.6 million compared to the year ended December 31, 2024. The increase in net loss was primarily driven by the decrease in impairment expense discussed above.

Selected Annual Information

The following presents selected financial data derived from our Consolidated Financial Statements for the years ended and as of December 31, 2025, 2024 and 2023.

	Year Ended December 31,
($ in thousands)	2025	2024	2023
Revenues, net	$655,847	$724,343	$770,885
(Loss) income from operations	(27,987)	107,292	(87,823)
Net loss attributable to Cresco Labs Inc.	(135,408)	(74,438)	(175,522)
Basic and Diluted EPS	$(0.38)	$(0.22)	$(0.54)

($ in thousands)	December 31, 2025	December 31, 2024	December 31, 2023
Total assets	$1,197,300	$1,355,355	$1,358,467
Non-current lease liabilities	144,012	155,334	163,811
Total long-term notes and loans payable, net	417,095	460,750	497,713

During the year ended December 31, 2025, the Company saw reductions in revenue compared to the prior year primarily due to increased competition, price compression, and price discounting in Illinois, Pennsylvania and Florida. During the year ended December 31, 2024, the Company saw reductions in revenue compared to the prior year primarily due to increased competition, price compression, and price discounting in Illinois and Massachusetts and reduced operations in California, Maryland, and Arizona. The 2025 and 2024 results above include $105.1 million and $2.3 million, respectively, of impairment charges, which are further explained in the Total operating expenses section above.

NON-GAAP FINANCIAL MEASURES

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA (defined below) are non-GAAP financial measures and do not have standardized definitions under GAAP and may not be comparable to similar measures presented by other issuers. The Company has provided the non-GAAP financial measures, which are not calculated or presented in accordance with GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with GAAP. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspectives and insights when analyzing the core operating performance of the business. This provides useful information for investors, allowing them to gain a clearer understanding of the Company’s operating performance and make more informed investment decisions. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for, or as an alternative to and should only be considered in conjunction with, the GAAP financial measures presented herein. Accordingly, the Company has included below reconciliations of the supplemental non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP.

	Three Months Ended December 31,				Year Ended December 31,
($ in thousands)	2025	2024	$ Change	% Change[2]	2025	2024	$ Change	% Change[2]
Net (loss) income[1]	$(88,949)	$439	$(89,388)	nm	$(140,044)	$(60,489)	$(79,555)	131.5%
Depreciation and amortization	10,758	13,904	(3,146)	(22.6)%	48,712	59,096	(10,384)	(17.6)%
Interest expense, net	14,264	13,195	1,069	8.1%	56,280	54,601	1,679	3.1%
Income tax expense	1,804	2,616	(812)	(31.0)%	44,622	49,873	(5,251)	(10.5)%
EBITDA (non-GAAP)	$(62,123)	$30,154	$(92,277)	(306.0)%	$9,570	$103,081	$(93,511)	(90.7)%
Other expense, net	(2,664)	3,156	(5,820)	(184.4)%	11,155	63,307	(52,152)	(82.4)%
Fair value mark-up for acquired inventory	28	—	28	100.0%	28	123	(95)	100.0%
Adjustments for acquisition and other non-core costs	8,071	4,493	3,578	79.6%	20,263	16,851	3,412	20.2%
Impairment loss	93,471	—	93,471	100.0%	105,101	2,320	102,781	nm
Share-based compensation	3,652	3,705	(53)	(1.4)%	11,232	14,164	(2,932)	(20.7)%
Adjusted EBITDA (non-GAAP)	$40,435	$41,508	$(1,073)	(2.6)%	$157,349	$199,846	$(42,497)	(21.3)%
1Net loss (income) includes amounts attributable to non-controlling interests.
2Percentage changes shown as “nm” (not meaningful) are values greater than 399%.

Adjusted EBITDA, a non-GAAP financial measure, is defined as Net (loss) income, excluding depreciation and amortization; interest expense, net; income taxes; Other expense, net; adjustments for acquisition and other non-core costs; and shares-based compensation. Non-core costs include non-operating costs, such as costs related to acquisitions and restructuring, unique legal expenses, and other expenses that are mostly one-time in nature. Adjusted EBITDA was $40.4 million for the three months ended December 31, 2025, compared to $41.5 million for the three months ended December 31, 2024. The decrease in adjusted EBITDA of $1.1 million is primarily due to a decrease in gross profit. Adjusted EBITDA was $157.3 million for the year ended December 31, 2025, compared to $199.8 million for the year ended December 31, 2024. The decrease in adjusted EBITDA of $42.5 million is primarily driven by a decrease in gross profit.

CRITICAL ACCOUNTING ESTIMATES, JUDGMENTS AND ASSUMPTIONS

The preparation of the Company’s Consolidated Financial Statements under GAAP requires management to make estimates, judgments and assumptions about the carrying amounts of certain assets and liabilities. Estimates and related assumptions are based on historical experience, and other relevant factors. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis for reasonableness, and relevancy. Where revisions are required, they are recognized in the period in which the estimate is revised for the current as well as future periods that are affected.
We believe that our accounting policies and estimates that require the most significant judgments, and assumptions are discussed below.
(i)Goodwill and Indefinite-Lived Intangible Asset Impairment
The Company relies on a number of factors, including historical results, business plans, forecasts, market data, and discount rates. An estimated fair value is determined using the present value of estimated future cash flows under this methodology, and any excess of recorded goodwill over estimated fair value is written off through impairment expense. Key estimates include perpetual growth rate which was estimated at 2.0% and discount rates ranging between 12.0% and 15.0% based on the pre-tax weighted average cost of capital of each reporting unit and other peers in the industry weighted-average cost of capital, forecasts, and timing and impact of adult-use legalization. Changes in the conditions for these judgments can significantly affect the assessed value of goodwill, and indefinite-lived intangible assets. We completed our annual evaluation for impairment of goodwill, and indefinite-lived intangible assets during the fourth quarter of 2025. The evaluation indicated that the fair value estimates of our reporting units exceeded their carrying values by sufficient margins, aside from the New York reporting unit which recognized impairment down to its fair value, see Results of Operations for additional information.

(ii)Impairment of Long-lived Assets
The Company measures impairment by comparing the carrying value to the estimated fair value of long-lived assets, which is primarily by using the projected future cash flows based on forecasted data. Long-lived assets include, but are not limited to, property and equipment, right of use assets, and definite-lived intangible assets. When impairment exists, the related assets are written down to fair value.

(iii)Income Tax
Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. Our most significant permanent, and temporary differences relate to Section 280E, amortization, and impairment charges. The Company reviews the adequacy of these provisions at the end of the reporting period. In addition to uncertain tax positions discussed below, our most significant underlying assumptions reviewed is the estimated timing and realization of deferred tax assets, and related valuation allowance. However, it is possible that at some future date an additional liability could result from audits by taxing authorities, and it is possible that there could be non-income based tax or other liabilities (including distribution liabilities to non-controlling interest holders which are based on income taxes) that result from these audits. Where the final outcome of these tax‑related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. Any impact to non-income-based taxes, and other liabilities are evaluated in accordance ASC 450 Contingencies.

Uncertain tax positions are recognized and measured using a two-step process: (1) determine whether a benefit may be recognized and (2) measure the amount of the benefit. Tax benefits from uncertain tax positions may be recognized only if it is more likely than not that the tax position is sustainable based on its technical merits. Uncertain tax positions are evaluated at the individual tax position level. The tax benefit is measured by using a cumulative probability model: the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Any interest or penalties related to uncertain tax positions are recognized within Income taxes payable in the Consolidated Balance Sheets.

(iv)Contingencies
The Company is subject to lawsuits, investigations, and other claims related to employment, commercial, regulatory, and other matters that arise out of operations in the normal course of business. At each reporting period, the Company reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable, and the amount can be reliably estimated, such amount is recognized in Accrued liabilities.

Contingent liabilities are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period and are discounted to present value where the effect is material.

(v)Inventory
In calculating final inventory values, management compares the inventory cost to estimated net realizable value. The net realizable value of inventories represents the estimated selling price of inventory in the ordinary course of business, less all estimated costs of completion and costs necessary to complete the sale. The determination of net realizable value requires significant judgment including consideration of factors such as shrinkage, the aging of and future demand for inventory, and the future selling price the Company expects to realize by selling the inventory. Reserves for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts, and net realizable value. The estimates are judgmental in nature and are made at a point in time, using available information, expected business plans, and expected market conditions. As a result, the actual amount received on sale could differ from estimates. Periodic reviews are performed on the inventory balance and the impact of changes in inventory reserves is recorded in COGS.

(vi)Expected Credit Loss (“ECL”) on Receivables
The Company calculates ECLs in accordance with ASC 326 Financial Instruments - Credit Losses using the current ECL methodology. The Company develops a provision matrix and measures the expected credit losses based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors. In developing a provision matrix, the Company:
(i) determines the appropriate groupings of receivables into categories of shared credit risk characteristics,
(ii) determines historical loss rates,
(iii) considers forward-looking macro-economic factors and adjusts historical loss rates to reflect relevant future economic conditions,
(iv) calculates expected credit losses and
(v) concludes on the accounting implications.

The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. To reflect this, temporary, qualitative adjustments may be made using expert credit judgment. The allowance the Company records, if any, is the sum of these probability-weighted outcomes.
(vii)Share-Based Compensation
In determining the fair value of share-based awards for the purpose of calculating compensation expense, key estimates such as the rate of forfeiture of awards granted, the expected life of options, the volatility of the Company’s stock price and the risk-free interest rate are used. For awards with performance conditions, additional estimates for the probability of achievement of performance-based goals are also necessary.
The critical accounting estimates below do not represent a material estimate in the preparation of our 2025 consolidated financial statements; however, these estimates have in the past been and are likely in the future to be significant based on our current policies.

(i)Business Combinations and Asset Acquisitions
Determination of an acquisition as a business combination or an asset acquisition depends on whether the assets acquired constitute a business. The classification can have a significant impact on the accounting on and subsequent to the acquisition date.

(ii)Fair Value Measurements
Fair value is defined as a price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on a specified date. The Company estimates fair value of financial instruments in accordance ASC 820 Fair Value Measurement, using quoted market prices whenever available and utilizing standard pricing models in situations where quoted market prices are not available.
Newly Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) — Improvements to Income Tax Disclosures. The ASU expands disclosures in an entity’s income tax rate reconciliation table and regarding cash taxes paid both in the U.S. and foreign jurisdictions. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation, as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted for annual periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied on a prospective basis, with retrospective application permitted. The Company adopted this ASU for the fiscal year ended December 31, 2025 on a prospective basis. The adoption of this ASU resulted in additional disclosure about the Company's effective tax rate reconciliation as well as income taxes paid.

Recently Issued Accounting Standards

In December 2025, the FASB issued ASU 2025-12, Codification Improvements, which addresses thirty-three issues that represent changes to the Codification that (1) clarify, (2) correct errors, or (3) make minor improvements. The amendments make the Codification easier to understand and apply. This guidance is effective for interim periods within annual reporting periods beginning after December 15, 2026. Early adoption is permitted. Upon adoption, the guidance can applied either prospectively or retrospectively. The Company is currently assessing the impact of this ASU on our consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which amends the navigability of the required interim disclosures and clarifying when that guidance is applicable. The amendments also provide additional guidance on what disclosures should be provided in interim reporting periods. This guidance is effective for interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. Upon adoption, the guidance can applied either prospectively or retrospectively. The Company is currently assessing the impact of the disclosure requirements on our consolidated financial statements.

In November 2025, the FASB issues ASU 2025-08, Financial Instruments - Credit Losses (Topic 326): Purchased Loans, which expands the population of acquired financial assets subject to the gross-up approach in Topic 326. This guidance in effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Company already applies the gross-up approach, as such, this ASU will not impact the Company’s financial statements.
In July 2025, the FASB issued ASU 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient to measure credit losses on accounts receivable and contract assets. This guidance is effective for annual periods beginning after December 15, 2025, including interim periods within those annual periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is currently assessing the impact of the disclosure requirements on our consolidated financial statements.

In May 2025, the FASB issued ASU 2025-03, Business Combination (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity (“VIE”), which provides clarifying guidance on determining the accounting acquirer in certain transactions involving VIEs. The update aims to improve consistency and comparability in financial reporting. This guidance is effective for annual periods beginning after December 15, 2026, including interim periods within those annual periods. Early adoption is permitted. Upon adoption, the guidance will be applied prospectively. The Company is currently assessing the impact of the disclosure requirements on our consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40) — Disaggregation of Income Statement Expenses. In January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, which clarified the effective date for non-calendar year-end entities. ASU 2024-03 is intended to enhance transparency into the nature and function of expenses. ASU 2024-03 requires that on an annual and interim basis, entities disclose disaggregated operating expense information about specific categories, including purchases of inventory, employee compensation, depreciation, amortization, and depletion. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Upon adoption, ASU 2024-03 should be applied on a prospective basis, while retrospective application is permitted. The Company is currently assessing the impact of the disclosure requirements on our consolidated financial statements.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the Securities and Exchange Commission’s (“SEC”) Disclosure Update and Simplification Initiative. The amendments in this update represent changes to clarify or improve disclosure and presentation requirements of a variety of Topics in the ASC. The amendments should be applied on a prospective basis and allow users to more easily compare entities subject to SEC’s existing disclosure with those entities that were not previously subject to the SEC's requirements. The effective date for each amendment will be the date on which the SEC’s removal of that related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. The Company is currently assessing the impact of this ASU on our consolidated financial statements.

Reclassifications
Certain immaterial prior period amounts were reclassified to conform to the current presentation.

(i)The Company is presenting separately operating and finance right-of-use assets, current and long-term lease liabilities previously included in right-of-use assets, current portion of lease liabilities, and lease liabilities on the Consolidated Balance Sheets. The reclassifications had no effect on total assets or total liabilities.

(ii)The Company reclassified changes in fair value related to our deferred and contingent considerations to other expense, net previously included in interest expense, net on the Consolidated Statements of Operations and Comprehensive Loss. The reclassification had no effect on Total other expense, net or net cash provided by operations.

(iii)The Company also combined impairment on loan receivable, loss on investments, and loss on lease termination as “Other noncash adjustments” on the Consolidated Statements of Cash Flows. The reclassification had no effect on net cash provided, or used, by operating, investing, and financing activities.

LIQUIDITY AND CAPITAL RESOURCES
Overview

Our primary sources of liquidity are cash and cash equivalents from the operations of our business, debt, and equity offerings. Our principal uses of cash include working capital related items, capital expenditures, debt, and tax related payments. Additionally, we may use cash for acquisitions and other investing or financing activities.

As of December 31, 2025, the Company held $57.9 million in Cash and cash equivalents and $36.4 million in Restricted cash, included in both Restricted cash and Other non-current assets on the Consolidated Balance Sheets, compared to $137.6 million in Cash and Cash equivalents, and $6.7 million in Restricted cash at December 31, 2024.

The Company is generally able to access private and/or public financing through, but not limited to, institutional lenders, such as the agreement for the Senior Secured Term Loan of $325.0 million, which closed on August 13, 2025, that bears an interest rate of 12.5% and matures on August 13, 2030. This refinancing, along with existing cash on hand, was used to repay the Company’s prior facility of $360.0 million, reducing total debt. JDRC Ellenville, LLC (“Ellenville”), an indirect subsidiary of the Company, entered into a $25.3 million loan on September 26, 2023, and amended on October 3, 2025, secured by real estate and improvements thereto. In addition, the Company has received and has access to private loans through individual investors and private and public equity raises. As of December 31, 2025, the Company was in compliance with all covenants.

The Company expects cash on hand and cash flows from operations, along with the private and/or public financing options discussed above, will be adequate to meet capital requirements and operational needs for the next twelve months. We cannot guarantee this will be the case, or that our assumptions regarding revenues and expenses underlying this belief will be accurate. If, in the future, we require more liquidity than contemplated, we may need to raise additional funds through debt and/or equity offerings. Adequate funds may not be available when needed or may not be available on terms favorable to us. If additional funds are raised by issuing equity securities, dilution to existing shareholders may result. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility and would also require us to fund additional interest expense. If funding is insufficient at any time in the future, we may be unable to develop or enhance our products or services, take advantage of business opportunities, or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition, and results of operations.

Cash Flows

Operating Activities
Net cash provided by operating activities was $72.9 million for the year ended December 31, 2025, a decrease of $59.6 million compared to $132.5 million of net cash provided by operating activities during the year ended December 31, 2024. The $59.6 million decrease was primarily attributable to lower gross profit, increased interest payments due to our Senior Loan refinancing, a reduction in our income taxes payable related to our updated position on 280E, as well as improvements in working capital management, including a net benefit from improved collections of accounts receivables, partially offset by inventory buildup in certain states.

Investing Activities
Net cash used in investing activities was $40.7 million for the year ended December 31, 2025, an increase of $15.5 million compared to $25.2 million during the year ended December 31, 2024. The increase in net cash used in investing activities was primarily driven by an increase in capital expenditures.

Financing Activities
Net cash used in financing activities was $82.1 million for the year ended December 31, 2025, an increase of $10.6 million compared to $71.5 million for the year ended December 31, 2024. The increase was primarily driven by the refinancing of our Senior Loan, offset by the proceeds from our Senior Secured Term Loan as well as a decrease in distributions to non-controlling interest redeemable unit holders and other members due to our updated tax position on 280E.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have a current or future effect on financial performance or financial condition, including without limitation, such considerations as liquidity and capital resources.

CONTRACTUAL OBLIGATIONS
The Company has the following contractual obligations as of December 31, 2025:

($ in thousands)	< 1 Year	1 to 3 Years	3 to 5 Years	> 5 Years	Total
Deferred and contingent consideration, short-term	$2,566	$—	$—	$—	$2,566
Operating leases liabilities	28,688	57,847	57,556	111,642	255,733
Finance lease liabilities	5,147	10,366	8,360	9,995	33,868
Deferred and contingent consideration, long-term	—	5,815	—	—	5,815
Short-term borrowings and Long-term notes and loans payable	21,707	30,776	355,742	91,398	499,623
Tax receivable agreement liability	6,237	11,062	11,591	48,950	77,840
Other long-term liabilities	—	1,000	—	—	1,000
Total obligations as of December 31, 2025	$64,345	$116,866	$433,249	$261,985	$876,445

RELATED PARTY TRANSACTIONS
See Note 14 “Related Party Transactions” in the Consolidated Financial Statements for the Company’s disclosures on related party transactions.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT
The Company is exposed in varying degrees to a variety of financial instrument-related risks. The Board of Directors and Company management mitigate these risks by assessing, monitoring, and approving the Company’s risk management processes:
(a)Credit and Banking Risk
Credit risk is the risk of a potential loss to the Company if a customer or a third-party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure as of December 31, 2025 and December 31, 2024 is the carrying amount of cash, accounts receivable, and loans receivable. The Company does not have significant credit risk with respect to its growth in its key retail markets, as payment is typically due upon transferring the goods to the customer at our dispensaries, which currently accept only cash and debit cards. Additionally, the Company does not have significant credit risk with respect to its loan counterparties as the interest rate on the Senior Secured Term Loan is not variable and therefore, is not materially impacted by interest rate increases enacted by the Federal Reserve. The interest rate on our Mortgage Loans is based on the FHLB Five Year Classic Regular Advance Rates which matures every five (5) years and does not pose a significant credit risk. Although all deposited cash is placed with U.S. financial institutions in good standing with regulatory authorities, changes in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the cannabis industry require additional reforms and protections. In 2023, the Senate Banking Committee passed the SAFER Banking Act with bipartisan support, moving it forward for a Senate floor vote. However, as of the date of this MD&A, the SAFER Banking Act has not been brought to a vote in the full Senate or the House of Representatives, and there have been no further substantive legislative actions. Given that current U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept or deposit funds from businesses involved with the cannabis industry, leading to an increased risk of legal actions against the Company and forfeitures of the Company’s assets.

(b)Asset Forfeiture Risk
Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry, which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property was never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.
(c)Liquidity Risk

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. For the year ended December 31, 2025, the Company has generated positive cash flows from operations and implemented certain cost cutting measures, which are expected to improve cash from operations.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company primarily manages liquidity risk through the management of its capital structure by ensuring that it will have sufficient liquidity to settle obligations and liabilities when due. As of December 31, 2025, the Company had working capital (defined as current assets less current liabilities) of $159.1 million. The Company also expects to be able to continue to raise debt or equity based capital, or sell certain assets, if needed, to fund operations and the expansion of its business.

(d)Market Risk
(i)Currency Risk
The operating results and balance sheet of the Company are reported in USD. As of December 31, 2025 and December 31, 2024, the Company’s financial assets and liabilities are primarily in USD. However, from time to time, some of the Company’s financial transactions are denominated in currencies other than USD. The results of the Company’s operations are subject to currency transaction and translation risks. During the year ended December 31, 2025, the Company recorded a $0.6 million loss in foreign currency exchange. The Company recorded gain on foreign currency exchange of $1.0 million during the year ended December 31, 2024.
As of December 31, 2025 and December 31, 2024, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.
(ii)Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. An increase or decrease in the Company’s incremental borrowing rate would result in an associated increase or decrease in deferred considerations and interest expense, net. The Company’s Senior Secured Term Loan accrues interest at a rate of 12.5% per annum and has an effective interest rate of 13.8%. The Company’s Mortgage Loans accrue interest at a rate of 8.4% per annum and have an effective interest rate of 10.2%.
(iii)Price Risk
Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company is subject to price risk related to deferred and contingent considerations that are valued based on the Company’s own stock price. An increase or decrease in stock price would result in an associated increase or decrease to deferred and contingent considerations with a corresponding change to Other expense, net.
(iv)Tax Risk

Tax risk is the risk of changes in the tax environment that would have a material adverse effect on the Company’s business, results of operations, and financial condition. Currently, state-licensed marijuana businesses are assessed a comparatively high effective federal tax rate due to IRC Section 280E, which bars businesses from deducting all expenses except their cost of goods sold when calculating federal tax liability. Any increase in tax levies resulting from additional tax measures may have a further adverse effect on the operations of the Company, while any decrease in such tax levies will be beneficial to future operations. See Note 20 “Provision for Income Taxes and Deferred Income Taxes” for the Company’s disclosure of uncertain tax positions.
(v)Regulatory Risk
Regulatory risk pertains to the risk that the Company’s business objectives are contingent, in part, upon the compliance of regulatory requirements. Due to the nature of the industry, the Company recognizes that regulatory requirements are more stringent and punitive in nature. Any delays in obtaining, or failure to obtain regulatory approvals can significantly delay operational and product development and can have a material adverse effect on the Company’s business, results of operations, and financial condition. The Company is cognizant of the advent of regulatory changes occurring in the cannabis industry on the city, state, and national levels. Although the regulatory outlook on the cannabis industry has been moving in a positive trend, any unforeseen regulatory changes could have a material adverse impact on the goals and operations of the Company’s business.
(vi) Economic Risk

The Company’s business, financial condition, and operating results may be negatively impacted by challenging global economic conditions. A global economic slowdown would cause disruptions and extreme volatility in global financial markets, increased rates of default and bankruptcy and declining consumer and business confidence, which can lead to decreased levels of consumer spending. These macroeconomic developments could negatively impact the Company’s business, which depends on the general economic environment and levels of consumer spending. As a result, the Company may not be able to maintain its existing customers or attract new customers, or the Company may be forced to reduce the price of its products. The Company is unable to predict the likelihood of the occurrence, duration, or severity of such disruptions in the credit and financial markets or adverse global economic conditions. Any general or market-specific economic downturns could have a material adverse effect on our business, financial condition, and operating results.

(vii) Inflation Risk
The Company anticipates inflationary pressures to continue throughout 2026. The Company maintains strategies to mitigate the impact of higher raw material, energy, and commodity costs, which include cost reduction, sourcing, and other actions, which may help to offset a portion of the adverse impact.

SUMMARY OF OUTSTANDING SHARE AND SHARE-BASED DATA
Cresco Labs has the following securities issued and outstanding, as of December 31, 2025:

Securities	Number of Shares (in thousands)
Super Voting Shares	500
Subordinate Voting Shares[1]	343,233
Proportionate Voting Shares[2]	16,298
Special Subordinate Voting Shares[3]	2
Redeemable Units[4]	85,299
1Subordinate Voting Shares includes shares pending issuance or cancellation
2Proportionate Voting Shares presented on an “as-converted” basis to Subordinate Voting Shares (1-to-200)
3Special Subordinate Voting Shares presented on an “as-converted” basis to Subordinate Voting Shares (1-to-0.00001)
4 Redeemable units of Cresco Labs, LLC, each of which is exchangeable for one (1) Subordinate Voting Shares